UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

zulily, inc.

(Name of Subject Company)

zulily, inc.

(Name of Persons Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

(Title of Class of Securities)

Class A Common Stock - 989774104

Class B Common Stock - 989774203

(CUSIP Number of Class of Securities)

Deirdre Runnette

General Counsel

zulily, inc.

2601 Elliott Avenue, Suite 200

Seattle, Washington 98121

(877) 779-5614

With copies to:

Keith A. Flaum

James R. Griffin

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is zulily, inc., a Delaware corporation. The address of the Company’s principal executive office is 2601 Elliott Avenue, Suite 200, Seattle, Washington 98121. The telephone number of the Company’s principal executive office is (877) 779-5614. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”), to “zulily,” the “Company,” “we,” “us,” and “our” refer to zulily, inc. and, where appropriate, its subsidiaries.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s Class A common stock, par value of $0.0001 per share (the “Class A Common Stock”) and the Company’s Class B common stock, par value of $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Shares”). As of August 28, 2015, 2015 (i) 70,267,946 shares of Class A Common Stock were issued and 68,004,757 shares of Class A Common Stock were outstanding, and (ii) 56,257,473 shares of Class B Common Stock were issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Exchange Offer

This Schedule 14D-9 relates to the exchange offer (the “Offer”) by Mocha Merger Sub, Inc. (“Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Liberty Interactive (as defined below) to purchase all of the outstanding Shares. Pursuant to the Offer, Purchaser is offering to exchange for each outstanding Share:

•	$9.375 in cash, without interest and subject to any withholding of taxes required by applicable law (the “Cash Consideration”), and

•	0.3098 of a share of Liberty Interactive’s Series A QVC Group Common Stock, par value $0.01 per share (“QVCA Stock”) (the “Stock Consideration”)

(such consideration, as it may be adjusted from time to time pursuant to the terms of the Reorganization Agreement (as defined below), the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Exchange, dated as of September 1, 2015 (as amended or supplemented from time to time, the “Offer to Exchange”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Liberty Interactive Corporation, a Delaware corporation (“Liberty Interactive”) and Purchaser with the Securities and Exchange Commission (the “SEC”) on September 1, 2015. The Offer to Exchange and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

As described in more detail in the Offer to Exchange, the Stock Consideration and Cash Consideration are each subject to adjustment if the amount of cash payable to Company stockholders who have properly demanded appraisal in accordance with Delaware law (and who have not effectively withdrawn their demand or waived or lost the right to appraisal prior to Acceptance Time (as defined below)) could jeopardize the anticipated qualification of the Offer and the Mergers (as defined below), taken together, as a “reorganization” under the Code (as defined below).

The Offer is being made pursuant to the Agreement and Plan of Reorganization, dated as of August 16, 2015 (as it may be amended from time to time, the “Reorganization Agreement”), by and among the Company, Liberty Interactive, Purchaser and Ziggy Merger Sub, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Liberty Interactive (“Merger Sub 2”).

The Reorganization Agreement provides that, among other things, subject to the satisfaction of the conditions to the Offer, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (“DGCL”), Purchaser will be merged with and into the Company (the “First Merger”), with the Company surviving the First Merger. Because the First Merger will be governed by Section 251(h) of the DGCL, no stockholder vote by the Company’s stockholders will be required to consummate the First Merger. Pursuant to the terms of the Reorganization Agreement, subject to the satisfaction or waiver of the Offer Conditions (as defined in the Reorganization Agreement) after the expiration of the Offer, Purchaser is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as soon as practicable after Purchaser is permitted to do so under applicable law (the “Acceptance Time”), and is thereafter required to consummate the First Merger as soon as practicable. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the First Merger. At the effective time of the First Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Liberty Interactive, Purchaser, Merger Sub 2 or the Company, or by stockholders of the Company who have properly demanded appraisal in accordance with Delaware law (and who do not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal)) will be converted into the right to receive an amount equal to the Offer Price, without interest and less any applicable taxes required to be withheld.

Immediately following the First Merger, the Company, as the surviving corporation of the First Merger, will be merged with and into Merger Sub 2 (the “Second Merger” and, together with the First Merger, the “Mergers”), with Merger Sub 2 surviving the Second Merger as a direct, wholly owned subsidiary of Liberty Interactive (the “Surviving Company”). It is intended that the Offer and the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 1, 2015. Subject to the terms and conditions of the Reorganization Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on September 29, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Mergers, the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement (the “Transactions”) is qualified in its entirety by the description contained in the Offer to Exchange and the Letter of Transmittal and the Reorganization Agreement. A copy of the Reorganization Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

This Schedule 14D-9 does not constitute a solicitation of proxies for any meeting of the Company’s stockholders. The Company is not asking for a proxy and you are not requested to send the Company a proxy. Any solicitation of proxies that Liberty Interactive or the Company might make in the future will be made only pursuant to separate proxy solicitation materials complying with the requirements of Section 14(a) of the Exchange Act.

As set forth in the Schedule TO, the principal executive offices of Liberty Interactive and Purchaser are located at 12300 Liberty Boulevard, Englewood, Colorado 80112.

The information relating to the Offer, including the Offer to Exchange, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between: (i) the Company or its affiliates, on the one hand, and Liberty Interactive, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Liberty Interactive

Reorganization Agreement

The summary of the Reorganization Agreement contained in the Offer to Exchange under the heading “The Reorganization Agreement” and the description of the terms and conditions of the Offer contained in the Offer to Exchange are incorporated herein by reference. The Reorganization Agreement governs the contractual rights among the Company, Liberty Interactive, Purchaser and Merger Sub 2 in relation to the Offer and the Mergers. The Reorganization Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Reorganization Agreement and is not intended to modify or supplement any factual disclosures about the Company or Liberty Interactive in its public reports filed with the SEC. In particular, the Reorganization Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to any party to the Reorganization Agreement. The Reorganization Agreement includes representations, warranties and covenants of the Company, Liberty Interactive, Purchaser and Merger Sub 2 made solely for the benefit of the parties to the Reorganization Agreement (except as to certain indemnification obligations). The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Liberty Interactive, Purchaser and Merger Sub 2 and may be subject to important qualifications and limitations agreed to by the Company, Liberty Interactive, Purchaser and Merger Sub 2 in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s or Liberty Interactive’s SEC filings or may have been used for purposes of allocating risk among the Company, Liberty Interactive, Purchaser and Merger Sub 2 rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of the Company, Liberty Interactive, Purchaser, Merger Sub 2 or any of their respective subsidiaries or affiliates.

The foregoing summary of the Reorganization Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Exchange does not purport to be complete and is qualified in its entirety by reference to the Reorganization Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On April 26, 2015, the Company and Liberty Interactive entered into a Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, the Company and Liberty Interactive have agreed, and Liberty Interactive is obligated to cause its subsidiaries to agree, subject to certain limitations, to keep confidential certain non-public information about the other party in connection with the consideration of a possible transaction between Liberty Interactive and the Company. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Exclusivity Agreement

On August 10, 2015, Liberty Interactive and the Company entered into an exclusivity agreement (the “Exclusivity Agreement”) in which the Company agreed to negotiate exclusively with Liberty Interactive with respect to a possible business combination transaction (the “Possible Transaction”) during the Exclusivity Period. Under the Exclusivity Agreement, the “Exclusivity Period” meant the period commencing as of August 10, 2015 and ending on the earlier to occur of: (i) 8:00 a.m. (New York City time) on August 17, 2015; or (ii) the entry by Liberty Interactive and the Company or any of their respective affiliates into a definitive agreement with respect to the Possible Transaction (the “Initial Exclusivity Period”). In addition, the Exclusivity Agreement provided that the Exclusivity Period would be extended if, during the Initial Exclusivity Period, Liberty Interactive did not suggest any adverse change to the proposed price per share payable in the Possible Transaction or any other material adverse change to any material terms of the Possible Transaction as contemplated by the definitive acquisition agreement provided to the Company on August 9, 2015 and had been acting in good faith to negotiate and execute a definitive acquisition agreement providing for a Possible Transaction as promptly as practicable, then the reference to August 17, 2015 would be deemed to be the earlier of: (a) August 24, 2015; or (b) the date on which Liberty Interactive suggested to the Company any adverse change to the proposed price per share payable in the Possible Transaction or other material adverse change to any material terms of the Possible Transaction as contemplated by the definitive acquisition agreement provided to the Company on August 9, 2015.

During the Exclusivity Period, the Company agreed that it would not, directly or indirectly: (i) enter into, or solicit offers, inquiries or proposals for, or respond to any offer, inquiry or proposal to enter into (other than to inform the person making such offer, inquiry or proposal that the Company cannot enter into discussions with such person until the end of the Exclusivity Period), any transaction (other than the Possible Transaction) in respect of a competing transaction; or (ii) conduct any discussions or negotiations, or enter into any agreement, arrangement or understanding, regarding a competing transaction.

The above summary does not purport to be a complete description of all terms and conditions of the Exclusivity Agreement and is qualified in its entirety by reference to the full text of the Exclusivity Agreement filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between Liberty Interactive, Purchaser and the Company’s Executive Officers, Directors and Affiliates

Tender and Support Agreement

Concurrently with the execution and delivery of the Reorganization Agreement, on August 16, 2015, Darrell Cavens, the Company’s President and Chief Executive Officer and a member of the Company’s Board of Directors (the “Board”), Mark Vadon, the Chairman of the Board, and certain related entities of Mark Vadon (collectively, the “Founders”) entered into a Tender and Support Agreement (the “Tender and Support Agreement”) with Liberty Interactive, Purchaser, and with respect to certain provisions of the Tender and Support Agreement, the Company. Under the Tender and Support Agreement, the Founders agreed, among other things, to tender all of the Shares owned by the Founders into the Offer (except, in the event of an Adverse Recommendation Change (as defined in the Reorganization Agreement), the Founders would only be required to tender Shares owned by them that in the aggregate represent 34.99% of the outstanding voting power of the Company (assuming the conversion of all tendered shares of Class B Common Stock into shares of Class A Common Stock upon acceptance of such tender by Purchaser)). The Founders’ obligations under the Tender and Support Agreement terminate upon certain events, including the termination of the Reorganization Agreement in accordance with its terms.

The foregoing summary of the provisions of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Lock-Up Agreements

Concurrently with the execution and delivery of the Reorganization Agreement, on August 16, 2015, (i) Mr. Cavens entered into a Lock-Up Agreement with Liberty Interactive (the “Cavens Lock-Up Agreement”) and (ii) Mr. Vadon and certain related entities of Mr. Vadon entered into a Lock-Up & Non-Competition Agreement with Liberty Interactive (the “Vadon Lock-Up Agreement” and together with the Cavens Lock-Up Agreement, the “Lock-Up Agreements”), pursuant to which, the Founders agreed that for a period of up to 24 months following the Effective Time, subject to certain conditions and exceptions, they will not sell, offer to sell, transfer, assign, encumber, grant any option for the sale of, pledge, make any short sale or maintain any short position, enter into any swap or other arrangement that transfers any of the economic consequences of ownership of any QVCA Stock received in exchange for Shares in the Offer or the First Merger. The number of shares of QVCA Stock that are subject to the restrictions in the Lock-Up Agreements decrease by 25% upon every six month anniversary of the Effective Time.

Under the Vadon Lock-Up Agreement, provided that Mr. Vadon meets the eligibility requirements to serve as a member of the board of directors of Liberty Interactive (the “Liberty Board”), Liberty Interactive shall, effective as of the consummation of the Mergers, and subject to applicable laws regarding the appointment of directors between shareholder meetings, (i) establish a vacancy on the Liberty Board (including, if necessary to create such vacancy, increasing the size of the Liberty Board by one member) and (ii) cause Mr. Vadon to be appointed to fill such vacancy and serve as director of Liberty Interactive. Additionally, the Vadon Lock-Up Agreement contains additional restrictive covenants, including confidentiality, non-competition and non-solicitation covenants, that are effective from the Effective Time until the one year anniversary of the date on which he is no longer a member of the Liberty Board. The Vadon Lock-Up Agreement also provides that, if at any time following the Effective Time: (A) Mr. Vadon is not nominated (or is not elected) to the Surviving Company or resulting board of directors of QVC, Inc. or (ii) not otherwise put in a position acceptable to Mr. Vadon in his sole discretion in which he is deemed to have continuing service to the surviving or resulting company such that his Assumed Options (as defined below) will continue to vest, then, in the case of such instances, all Assumed Options (to the extent not already vested) shall immediately vest and become exercisable.

The foregoing summary of the provisions of the Lock-Up Agreements does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreements, copies of which are filed as Exhibits (e)(5) and (e)(6) hereto and are incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Reorganization Agreement and related transactions.

Effect of the Reorganization on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold outstanding Shares, Company stock options and Company restricted stock units.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tendered Shares into the Offer. If the First Merger is consummated, any Shares owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the First Merger.

Consideration for Shares

The approximate value of the cash payments and the number of shares of QVCA Stock that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. Each holder of a Share who would otherwise be entitled to receive a fraction of a share of QVCA Stock under the Reorganization Agreement in respect of a Share will be paid an amount in cash (without interest and subject to any withholding of taxes required by applicable law) equal to (x) such fractional part of a share of QVCA Stock multiplied by (y) the volume weighted average closing sale price of one share of QVCA Stock as reported on the Nasdaq Global Select Market over the 10 consecutive trading day period ending on and including the second trading day prior to Liberty Interactive’s acceptance of payment of all Shares validly tendered pursuant to the Offer (the “Liberty Trading Price”), rounded down to the nearest cent. This information is based on the number of Shares held by the Company’s directors and executive officers as of August 28, 2015, a price per share of QVCA Stock of $30.26 (which is the closing sale price on the trading day preceding August 17, 2015, the date on which the execution of the Reorganization Agreement was first publicly announced) and an assumed Liberty Trading Price of $30.26, for the calculation of cash in lieu of fractional shares. The amounts set forth in the table below are as calculated before any taxes that may be due on such amounts paid.

Name	Number of Shares	Cash Consideration for Shares ($)(1)	Number of Shares of QVCA Stock Received for Shares	Total Value of Shares ($)(2)
Executive Officers
Mark Vadon, Chairman of the Board (3)(4)	34,567,895	$324,074,042	10,709,133	$648,132,407

Darrell Cavens, President and Chief Executive Officer (5)	21,015,781	$197,022,976	6,510,688	$394,036,395

Brian Swartz, Senior Vice President and Chief Financial Officer	—	—	—	—
Bob Spieth, Chief Operating Officer	3,000	$28,137	929	$56,249
Lori Twomey, Chief Merchant	372,969	$3,496,609	115,545	$6,993,000
Luke Friang, Chief Information Officer	—	—	—	—

David Atchison, Senior Vice President, Marketing (6)	865,850	$8,117,354	268,240	$16,234,296

Directors
W. Eric Carlborg, Director	—	—	—	—
John Geschke, Director	—	—	—	—
Mike Gupta, Director	—	—	—	—
Youngme Moon, Director	—	—	—	—
Michael Potter, Director	—	—	—	—

Spencer Rascoff, Director	5,172	$48,496	1,602	$96,973

(1)	Includes cash for fractional shares of QVCA Stock, calculated based on an assumed Liberty Trading Price of $30.26.

(2)	Includes the cash consideration to be received for Shares owned and the aggregate value of the QVCA Stock to be exchanged for Shares owned based on a price per share of QVCA Stock of $30.26 (which is the closing sale price on the trading day preceding August 17, 2015, the date on which the execution of the Reorganization Agreement was first publicly announced).
(3)	Includes shares held by Vadon Holdings, LLC, Lake Tana LLC and Vadon Zawadi Grantor Retained Annuity Trust.
(4)	Mr. Vadon is both an executive officer and a director.
(5)	Mr. Cavens is both an executive officer and a director.
(6)	Includes shares held by Tank and Bear LLC.

Equity-Based Incentive Awards

Stock Options

Pursuant to, and as further described in, the Reorganization Agreement, each Company stock option (“Company Stock Option”) granted under the Company’s 2009 Equity Incentive Plan or the Company’s 2013 Equity Plan (the “Company Stock Option Plans”) that is outstanding immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Mergers), shall be converted into and become an option to purchase QVCA Stock, and Liberty Interactive shall assume each Company Stock Option with substantially the same terms as those of the applicable Company Stock Option Plan and the stock option notice and agreement evidencing such Company Stock Option (the “Assumed Options”). All rights to purchase Shares under the Assumed Options shall thereupon be converted into rights to purchase QVCA Stock.

After the Effective Time, each Assumed Option will be exercisable by the holder thereof solely for shares of QVCA Stock determined by multiplying the number of Shares that were subject to each Assumed Option immediately prior to the Effective Time by the Conversion Ratio (as defined below), and rounding the resulting number down to the nearest whole number of shares of QVCA Stock. The per share exercise price for the shares of QVCA Stock issuable upon exercise of each Assumed Option is determined by dividing the per share exercise price of the original Company Stock Option as in effect immediately prior to the Effective Time, by the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent. Any restrictions on the exercise of any Assumed Option shall continue in full force and effect, and the term, exercisability, vesting schedule and other provisions shall otherwise remain unchanged as a result of the assumption of such Assumed Option.

The “Conversion Ratio” is equal to: (i) 0.3098 (as may be adjusted pursuant to the Reorganization Agreement) plus (ii) a fraction having (a) a numerator equal to the Cash Consideration payable in respect of each Share and (b) a denominator equal to the volume weighted average closing sale price of one share of QVCA Stock as reported by the Nasdaq over the 10 consecutive trading day period ending on and including the second trading day prior to the Effective Time (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations or similar events).

Restricted Stock Units

Pursuant to, and as further described in, the Reorganization Agreement, each Company restricted stock unit granted under the Company Stock Plans (a “Company RSU”) that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any vesting that is contingent upon the completion of the Mergers) will be converted into and become a right to receive a restricted stock unit with respect to QVCA Stock, and Liberty Interactive will assume such Company RSU converted as provided below in accordance with substantially the same terms as those of the applicable Company RSU award and the agreement by which such Company RSU award is evidenced, as in effect as of the date of the Reorganization Agreement (“Assumed RSU”).

After the Effective Time, all rights to receive Shares under Assumed RSUs shall be converted into rights to receive restricted stock units with respect to QVCA Stock, and each Assumed RSU award may be settled solely in shares of QVCA Stock. The number of shares of QVCA Stock subject to each Assumed RSU shall be determined by multiplying the number of Shares that were subject to such Assumed RSU award immediately prior to the Effective Time by the Conversion Ratio (as described above), and rounding the resulting number down to the nearest whole number of shares of QVCA Stock. Any performance and employment conditions and restrictions on the receipt of any Assumed RSUs will continue in full force and effect and the term, vesting schedule and other provisions of such Assumed RSUs will otherwise remain unchanged as a result of the assumption of such Assumed RSUs.

Post-Effective Time Adjustments and Administration

Each Assumed Option and Assumed RSU award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to QVCA Stock subsequent to the Effective Time. The compensation committee of Liberty Interactive shall succeed to the authority and responsibility of the Board or any committee thereof with respect to each Assumed Option and Assumed RSU award. Each Assumed Option and Assumed RSU award shall be subject to administrative procedures consistent with those in effect under Liberty Interactive’s equity compensation plan.

Existing Employment Arrangements

Mr. Swartz is party to a Change in Control and Severance Agreement with the Company (the “Severance Agreement”). Pursuant to the terms of the Severance Agreement, if Mr. Swartz is involuntarily terminated by the Company without “cause,” or if he resigns his employment for “good reason” (each as defined in the Severance Agreement), and such termination is in connection with or within 12 months following the effective date of a change in control (the definition of which would include the Offer and the Mergers), then, subject to the execution of an effective release, he will be entitled to receive severance benefits as follows: (i) a lump sum severance payment equal to 12 months of his then current base salary, ignoring any decrease in base salary that forms the basis for good reason; (ii) payment for up to 12 months of continued health insurance coverage; (iii) the acceleration of vesting of 100% of the shares underlying all unvested equity awards; and (iv) the forgiveness of any obligation to repay his signing bonus in the amount of $400,000 and his relocation package in the amount of $120,000, the latter of which is grossed up for taxes.

For an estimate of the value of the payments and benefits described above that would become payable under the arrangements with each of the Company’s named executive officers in the event of a change of control, see “Information Regarding Golden Parachute Compensation,” and the assumptions set forth under such subheading below.

Compensation Arrangements Entered Into in Connection With the Transactions

New Employment Arrangements

In connection with the execution of the Reorganization Agreement, Merger Sub 2 entered into employment agreements with Mr. Cavens, Mr. Spieth and Ms. Twomey (the “New Employment Agreements”), which agreements will become effective at the Effective Time. The New Employment Agreements provide that the executives will serve as Executive Vice President and Chief Executive Officer, Senior Vice President and Chief Operating Officer, and Senior Vice President and Chief Merchant, respectively. The New Employment Agreements provide for an initial term of three years, with the term automatically renewing for additional 12-month periods unless terminated sooner in accordance with the terms of the agreement or unless notice is given by either party at least 90 days prior to the expiration of the then-current term. The New Employment Agreements provide for base salaries of $600,000, $325,000 and $375,000, respectively, and a target bonus of 60% of base salary for Mr. Cavens and 50% of base salary for each of Mr. Spieth and Ms. Twomey. In addition, the agreements provide for initial long-term incentive grants, to be made at the customary time as annual long-term incentive grants are made to similarly situated executives, in a form to be determined by the Liberty Board, with a value of $930,000, $357,500 and $412,500, respectively. Mr. Spieth’s agreement states that he will receive a stock option grant as of the Effective Time with a value of $1,400,000, which will vest at the rate of one-

quarter on each of the first four anniversaries of the date of grant. Ms. Twomey’s agreement states that she will receive (i) a stock option grant and restricted stock grant as of the Effective Time, each with a value of $500,000 and each of which will vest at the rate of one-third on each of the first three anniversaries of the date of grant; and (ii) a sign-on bonus of $50,000.

The New Employment Agreements provide that if the executive’s employment is terminated by the employer without “cause” or by the executive for “good reason” (each as defined in the New Employment Agreements), then, subject to the execution of an effective release and compliance with restrictive covenants relating to competition, confidentiality and proprietary information, the executive will receive 12 months of salary continuation and COBRA premiums. Mr. Cavens’ New Employment Agreement provides that upon such a termination, he will also receive accelerated vesting of a portion of a stock option grant made to him in May 2013 such that he will be deemed to have vested in a number of options equal to the number of options subject to such grant multiplied by the lesser of (i) one or (ii) a fraction, the numerator of which is the number days between May 16, 2013 and the date of the termination, plus 365, and the denominator of which is 1461, less (iii) any options which have previously vested, and the options will remain exercisable for two years (or until the expiration of the original expiration date of the option, if earlier).

The foregoing summary of certain provisions of the New Employment Agreements does not purport to be complete, and is qualified in its entirety by the New Employment Agreements, copies of which are filed as Exhibits (e)(7), (e)(8) and (e)(9) to this Schedule 14D-9 and are incorporated herein by reference.

Retention Program

The Company may implement a retention plan for its officers and employees pursuant to which the Company will award cash bonuses for either the pre-Effective Time or post-Effective Time period in commercially reasonable and customary amounts in order to facilitate an orderly transaction process and continuity of business operations through the transaction process, as well as to provide for the retention of such officers and employees post-Effective Time. The implementation of such retention plan must be approved by a representative of QVC, Inc.

As of the date of this Schedule 14D-9, none of the Company’s executive officers have been allocated a retention award payment under any retention award program. However, it is possible that a retention award may be granted to the Company’s executive officers in the future.

Executive Officer and Director Arrangements Following the Mergers

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers (other than Mr. Vadon, Mr. Cavens, Mr. Spieth and Ms. Twomey) have entered into any agreement or arrangement with Liberty Interactive, the Company, or their respective affiliates regarding continued service with Liberty Interactive, the Surviving Company or their respective affiliates after the Effective Time, it is possible that Liberty Interactive or its affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Reorganization Agreement, Liberty Interactive has agreed that each employee of the Company and its subsidiaries who remains in the active employment of the Surviving Company or a subsidiary of the Surviving Company following the Effective Time (a “Continuing Employee”) will, from the Effective Time until the first anniversary of the consummation of the Mergers, be provided with an annual rate of salary or wages, annual incentive opportunities and employee benefits (other than equity-based awards) that are no less favorable, in the aggregate, than those provided by the Company as of the execution of the Reorganization Agreement.

Pursuant to the Reorganization Agreement, Liberty Interactive has also agreed that, until the first anniversary of the consummation of the Mergers, each Continuing Employee whose employment is terminated by the Company for reasons other than cause, death or disability shall receive severance benefits no less favorable than those provided under the Company’s severance benefits disclosed to Liberty Interactive.

In addition, Liberty Interactive has also agreed to use its commercially reasonable efforts to cause its and any of its subsidiaries’ third party insurance providers or third party administrators to waive all limitations as to any pre-existing condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such employees may be eligible to participate in after the Effective Time, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Effective Time under any comparable employee benefit plan. As of the Effective Time, Liberty Interactive is obligated to, and is obligated to cause the Surviving Company and any applicable subsidiary to, give full credit for purposes of eligibility and vesting (but, not for benefit accrual purposes under any defined benefit pension plan) under any employee benefit and compensation plans or arrangements maintained by Liberty Interactive or any applicable subsidiary of Liberty Interactive that such employees may be eligible to participate in after the Effective Time for such Continuing Employee’s service with the Company or any subsidiary of the Company to the same extent that such service was credited for purposes of any comparable employee benefit plan immediately prior to the Effective Time (other than to the extent that such crediting would result in any duplication of benefits or service credit under a newly established plan for which prior service is not taken into account for employees of Liberty Interactive or any subsidiary of Liberty Interactive).

The foregoing summary of certain provisions of the Reorganization Agreement does not purport to be complete, and is qualified in its entirety by the Reorganization Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Offer and the Mergers. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table.

The table below assumes that: (i) the Effective Time will occur on October 31, 2015; (ii) the employment of the named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s employment agreement; (iii) the named executive officer’s base salary rates remain unchanged; (iv) no named executive officer receives any additional equity grants or exercises any Company Stock Option on or prior to the Effective Time; and (v) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest pursuant to their terms, on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Offer. In the footnotes to the amounts shown in the table below, we refer to payments that are conditioned on the occurrence of both the Transactions as well as the named executive officer’s termination of employment as being payable on a “double-trigger” basis and we refer to payments that are conditioned only upon the occurrence of the Transactions as being payable on a “single-trigger” basis. The individuals named below represent the named executive officers listed in the Company’s 2015 Definitive Proxy Statement, dated April 2, 2015; provided, however, that Marc Stolzman, our former Chief Financial Officer whose employment terminated effective on March 7, 2015, is not listed as he is not entitled to receive any “golden parachute compensation.” As required by relevant SEC rules, we are including our current Chief Financial Officer, Brian Swartz, in this table.

Golden Parachute Compensation (1)

Name	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)(5)
Darrell Cavens	$600,000	$21,791,709	$18,000	$22,409,709
Brian Swartz	$450,000	$3,637,250	$624,718	$4,711,968
David Atchison	—	—	—	—
Luke Friang	—	—	—	—
Lori Twomey	$425,000	$1,000,000	$18,000	$1,443,000

(1)	The conditions under which each of these payments and benefits are to be provided are set forth in more detail above in the sections entitled, “Compensation Arrangements Entered Into in Connection With the Transactions” and “Existing Employment Arrangements.”
(2)	The amounts listed in this column represent: (a) in the case of Messrs. Cavens and Swartz, severance payments under Mr. Cavens’ New Employment Agreement and Mr. Swartz’s Severance Agreement; and (b) in the case Ms. Twomey, $375,000 in severance payments and a $50,000 signing bonus pursuant to the terms of her New Employment Agreement.
(3)	The amounts listed in this column represent: (a) in the case of Mr. Cavens, the value of the partial acceleration of vesting of his May 2013 option grant upon termination of employment pursuant to the terms of his New Employment Agreement; (b) in the case of Mr. Swartz, the value of the full acceleration of vesting of his outstanding equity awards upon termination of employment under the Severance Agreement; and (c) in the case of Lori Twomey, the value of the sign-on equity awards granted to her under her New Employment Agreement.
(4)	The amounts listed in this column represent the value of payment of COBRA premiums pursuant to the terms of the New Employment Agreements and the Severance Agreement and, in the case of Mr. Swartz, forgiveness of the requirement to repay his $400,000 signing bonus and $120,000 relocation payment (the latter on a grossed up basis).
(5)	The “single trigger” benefits (due upon the closing of the Transactions) are the sign-on bonus referenced in footnote 2(b) and the equity grants listed in footnote 3(c). The “double trigger” benefits (due upon closing of the Transactions followed by a qualifying termination) are the severance payments referenced in footnote 2, the vesting referenced in footnote 3(a) and (b) and the COBRA premiums and repayment forgiveness referenced in footnote 4. The totals of these amounts are as follows:

Name	Single Trigger ($)	Double Trigger ($)
Darrell Cavens	—	$22,409,709
Brian Swartz	—	$4,711,968
David Atchison	—	—
Luke Friang	—	—
Lori Twomey	$1,050,000	$393,000

Indemnification and Insurance

Pursuant to the terms of the Reorganization Agreement, the Company’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

All rights to exculpation, indemnification or advancement of expenses arising from, relating to, or otherwise in respect of, acts or omissions occurring prior to the Effective Time that currently exist in favor of the current or former directors or officers of the Company or its subsidiaries and any person who becomes a director or officer of the Company or its subsidiaries prior to the Effective Time (collectively, together with their respective heirs, executors and administrators, the “Indemnified Parties”) provided in the Company’s organizational documents or any indemnification or similar agreements shall survive the Mergers and shall continue in full force and effect in accordance with their terms. From and after the Effective Time, Liberty Interactive is required to, and is required to cause the Surviving Company to, indemnify and hold harmless, to the fullest extent permitted by applicable law, each of the Indemnified Parties against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim or proceeding, whether civil, criminal, administrative or investigative, arising out of or related to the fact that such person is or was a director or officer of the Company or any its subsidiaries and pertaining to matters existing or occurring or actions or omissions taken prior to the Effective Time, including (i) the Transactions and (ii) actions to enforce any indemnification or advancement right of any Indemnified Party. In addition, Liberty Interactive is required to, and is required to cause the Surviving Company to, advance expenses to the Indemnified Parties as incurred to the fullest extent permitted by applicable law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined by a final and nonappealable judicial determination that such Indemnified Party is not entitled to indemnification. For a period of no less than six (6) years from the Effective Time, Liberty Interactive is required to cause the Surviving Company to maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s organizational documents or any indemnification or similar agreements in effect as of the date of the Reorganization Agreement between any Indemnified Party and the Company or its Subsidiaries that were previously disclosed to Liberty Interactive, and cannot amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of such Indemnified Parties; provided, however, that all rights to exculpation, indemnification and advancement of expenses in respect of any proceeding pending or asserted or any claim made within such period shall continue until the final disposition of such proceeding.

Prior to the Effective Time, the Company may, and if the Company does not, Liberty Interactive is required to cause the Surviving Company to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies, in each case, for the claims reporting of at least six years from the Effective Time with respect to any claim related to any period prior thereto from an insurance carrier with the same or better credit rating as the Company’s current applicable insurance carrier (the “D&O Insurance”), for the persons who are covered by the Company’s existing D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies. If the Company or the Surviving Company fails to obtain such “tail” insurance policies as of the Effective Time, Liberty Interactive is required to cause the Surviving Company to maintain in effect for at least six years from the Effective Time the D&O Insurance in place as of the date of the Reorganization Agreement or provide insurance from an alternative carrier with the same or better credit rating and with terms and conditions no less favorable than the Company’s existing coverage. However, the Company or the Surviving Company, as the case may be, will not be required to spend in excess of 300% of the annual premium (the “Premium Cap”) currently paid by the Company for such insurance, in which case the Surviving Company is required to, and Liberty Interactive is required to use its reasonable best efforts to cause the Surviving Company to maintain in effect, at no expense to the beneficiaries, for a period of at least six years from the Effective Time for the persons who are covered by the Company’s existing D&O Insurance, D&O Insurance with the best overall terms, conditions, retentions and levels of coverage reasonably available for an annual premium equal to the Premium Cap.

Potential Conflict of Interest Between the Company’s Affiliates and Liberty Interactive

Spencer Rascoff, a member of the Board, is the Chief Executive Officer and a member of the board of directors of Zillow, Inc. Gregory Maffei, President and Chief Executive Officer of Liberty Interactive, also serves on the board of directors of Zillow, Inc. In addition, Mr. Rascoff serves on the board of directors of TripAdvisor, Inc., an entity controlled by Liberty TripAdvisor Holdings, Inc., an entity in which Mr. Maffei holds a voting stake and serves as Chairman of the Board and Chief Executive Officer. Mr Maffei is also Chairman of the Board of TripAdvisor, Inc. Due to these relationships, Mr. Rascoff determined it appropriate to recuse himself from discussions and deliberations of the Board regarding the transaction with Liberty Interactive.

Rule 14d-10 Matters

The Reorganization Agreement also provides that prior to the Acceptance Time, the Company (acting through the Board or its compensation committee) will take all such steps as may be required to cause to be exempt under Rule 14d-10(d) promulgated under the Exchange Act, any employment compensation, severance or employee benefit arrangements, including certain employment arrangements, that have been or will be entered into after the date of the Reorganization Agreement by the Company or its subsidiaries with current or future directors, officers or employees of the Company or its subsidiaries and to ensure that any such arrangements fall within the safe harbor provisions of such rule.

Section 16 Matters

Prior to the Effective Time, Liberty Interactive and the Company will take all such steps as may be required to cause any dispositions of Shares (including derivative securities with respect to Shares) or acquisitions of QVCA Stock (including derivative securities with respect to QVCA Stock) resulting from the transactions contemplated by the Reorganization Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Liberty Interactive, to be exempt under Rule 16b-3 promulgated under the Exchange Act, to the extent permitted by applicable law.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on August 16, 2015, after careful consideration, the Board, among other things, unanimously (with the exception of one director who recused himself from the vote): (i) determined that the terms of the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the First Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable to enter into the Reorganization Agreement; (iii) authorized and approved the execution and delivery by the Company of the Reorganization Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Mergers and the other transactions contemplated therein upon the terms and subject to the conditions contained in the Reorganization Agreement; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

The Board recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the joint press release issued by Liberty Interactive and the Company, dated August 17, 2015, announcing the Reorganization Agreement, the Offer and the Mergers is filed as Exhibit (a)(1)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

In the ordinary course, the Board and the Company’s management team review and discuss the Company’s long-term business operational strategies and regularly assess the Company’s performance, strategies, risks and opportunities. As part of these ongoing efforts, the Board and the Company’s management team regularly review and evaluate various strategic alternatives, including acquiring new businesses to expand or complement the Company’s existing business and entering into strategic partnerships or other transactions with respect to the Company’s business. In addition, from time to time, the Company and its representatives have been approached by other entities regarding possible strategic and investment transactions. However, none of these prior inquiries advanced beyond a preliminary stage.

In November 2014, a representative of a strategic party (who we refer to as “Strategic Party 1”) contacted Mark Vadon, Chairman and Co-Founder of the Company, about the possibility of Strategic Party 1 acquiring approximately 10% to 20% of the Company through the purchase of shares of common stock of the Company. During this conversation, Mr. Vadon also advised the representative of Strategic Party 1 that the parties should explore opportunities where the Company and Strategic Party 1 might be able to work together.

In January 2015, representatives of the Company and Strategic Party 1 met a number of times to discuss opportunities where the two companies might be able to work together. During these meetings, a representative of Strategic Party 1 indicated to Mr. Vadon that Strategic Party 1 would be interested in acquiring shares of common stock of the Company directly from Mr. Vadon and Darrell Cavens, Co-Founder, President and Chief Executive Officer of the Company.

In March 2015, a representative of Strategic Party 1 again contacted Mr. Vadon about the possibility of Strategic Party 1 acquiring shares of common stock of the Company directly from Messrs. Vadon and Cavens. Mr. Vadon advised the representative of Strategic Party 1 that neither he nor Mr. Cavens were interested in selling shares to Strategic Party 1 at that time.

In or around early April 2015, Gregory Maffei, President and Chief Executive Officer of Liberty Interactive, contacted Mr. Vadon by telephone and inquired as to whether the Company might have any interest in discussing potential strategic opportunities involving the two companies. Mr. Vadon indicated to Mr. Maffei that he would be open to meeting to discuss potential opportunities. In connection therewith, Mr. Vadon contacted a representative of Goldman, Sachs & Co. (“Goldman Sachs”) to assist him in preparing for the meeting with Mr. Maffei, but advised the representative that any engagement of Goldman Sachs by the Company was subject to Board approval. Later that month, Mr. Maffei and Mr. Vadon, along with Michael George, a director of Liberty Interactive and President and Chief Executive Officer of Liberty Interactive’s wholly owned subsidiary QVC, Inc. (“QVC”), and Mr. Cavens met at the Company’s offices in Seattle, Washington, and discussed at a high-level certain potential strategic opportunities involving the Company and QVC, including a potential business combination. Following the meeting with Messrs. Maffei and George, Mr. Vadon informed Eric Carlborg, a director of the Company, of the discussions with the representatives of Liberty Interactive. In the days following their meeting, Mr. Maffei and Mr. Vadon exchanged emails regarding their respective views of the meeting, with Mr. Maffei suggesting that the two companies enter into a confidentiality agreement to facilitate further discussions. Following that exchange, Mr. Richard Baer, Senior Vice President and General Counsel of Liberty Interactive, and Ms. Deirdre Runnette, the Company’s General Counsel and Secretary, began discussing the terms of a confidentiality agreement to be entered into between Liberty Interactive and the Company.

On April 24, 2015, the Board held a regularly scheduled meeting, in which the Company’s management, as well as representatives of Goldman Sachs and Cooley LLP (“Cooley”), outside corporate counsel to the Company, participated. At that meeting, Messrs. Vadon and Cavens reviewed with the Board the conversations between the Company and Liberty Interactive with respect to Liberty Interactive’s potential interest in pursuing a strategic combination with the Company. Messrs. Vadon and Cavens further discussed their respective views regarding the Company’s business plan and challenges facing the Company, as well as their initial reactions as to the possibility of pursuing a potential strategic business combination with Liberty Interactive or other potential parties. Representatives of Goldman Sachs then joined the meeting and reviewed with the Board, among other things, its experience in advising on strategic transactions, certain transaction process considerations and other strategic parties that might be interested in a transaction with the Company. Representatives of Goldman Sachs also reviewed with the Board certain investment banking relationships during the past two years between Goldman Sachs and its affiliates, the Company and other strategic parties that might be interested in a transaction with the Company. Cooley then reviewed with the Board its fiduciary duties under applicable law in considering a possible transaction with Liberty Interactive and alternatives to such a transaction and discussed with the Board the advisability of forming a transaction committee to assist the Board in evaluating any proposed sale transaction. In light of Liberty Interactive’s interest, the Board authorized the Company to enter into a confidentiality agreement with Liberty Interactive and determined that it would be appropriate for the Company to explore the possibility of a potential sale transaction by contacting various parties who might be interested in such a transaction. In addition, the Board established a transaction committee (referred to herein as the “Transaction Committee”) to assist the Board in the exploration process. The Board appointed Mr. Carlborg, Mike Gupta and John Geschke to the Transaction Committee (with Mr. Carlborg serving as Chair thereof), each of whom was determined by the Board to be independent and sufficiently available to devote the time, attention and care necessary to evaluate any proposed transaction that may be made available to the Company. The Board delegated to the Transaction Committee the full power of the Board with respect to identifying, considering, evaluating and making recommendations to the full Board regarding proposals for a potential sale transaction involving the Company and alternatives thereto, including: (i) the power to review all proposed sale transactions, if any; (ii) the authority to negotiate any proposed sale transaction, if any; (iii) the power to approve the retention of investment bankers, consultants, legal counsel or other advisors to assist in evaluating any proposed sale transaction; and (iv) the authority to make recommendations to the Board as to whether or not to approve a proposed sale transaction.

The Board further determined that, prior to any further discussions with Liberty Interactive regarding a potential strategic combination, it would be appropriate for the Transaction Committee to engage a financial advisor to, among other things, assist the Transaction Committee in determining whether to explore a possible transaction and how to continue any further discussions with Liberty Interactive. The Board considered it appropriate and advisable for the Transaction Committee to engage Goldman Sachs due to its familiarity with the Company, as well as its reputation, capabilities and substantial experience in transactions of this nature. Thereafter, the Transaction Committee directed representatives of Goldman Sachs to contact selected strategic parties to determine their interest in pursuing a potential transaction with the Company.

Effective April 26, 2015, the Company and Liberty Interactive entered into the Confidentiality Agreement to facilitate discussions concerning a strategic combination with the Company. Also in late April 2015, the Company evaluated whether to engage additional outside counsel to act as special M&A counsel to the Company. After discussions with several law firms, the Company determined to engage Weil, Gotshal & Manges LLP (“Weil”) in that capacity.

From April 27, 2015 through May 15, 2015, at the direction of the Transaction Committee, representatives of Goldman Sachs contacted five strategic parties (referred to as “Strategic Party 2,” “Strategic Party 3,” “Strategic Party 4,” “Strategic Party 5” and “Strategic Party 6,” respectively) that the Board and the Transaction Committee deemed the most likely to be interested in pursuing a potential transaction involving the Company.

On May 1, 2015, representatives from Liberty Interactive (including Messrs. Maffei and George), certain members of senior management of the Company (including Messrs. Vadon and Cavens, Bob Spieth, the Chief Operating Officer of the Company, and Lori Twomey, the Chief Merchant of the Company) and representatives of Goldman Sachs met at the Company’s headquarters to discuss a potential strategic combination. The Company also presented Liberty Interactive with an overview of its business, its business model and historical financial performance. Also at this meeting, the parties discussed potential synergies. At the conclusion of that meeting, Liberty Interactive requested that the Company provide Liberty Interactive with financial projections. In response to such request, the Company began to prepare such projections (as it had not prepared long-term detailed financial projections in the past).

In addition, on May 1, 2015, a representative from Strategic Party 1 contacted Mr. Vadon by telephone to further discuss Strategic Party 1’s continuing interest in acquiring shares of common stock of the Company from Messrs. Vadon and Cavens. Mr. Vadon indicated that neither he nor Mr. Cavens were interested in selling shares to Strategic Party 1 at that time.

On May 5, 2015, the Company reported its financial results for the first fiscal quarter ended on March 29, 2015.

On May 8, 2015, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. During this meeting, representatives of Goldman Sachs updated the Transaction Committee as to the status of the discussions with Liberty Interactive and five strategic parties it had contacted at the Transaction Committee’s request. In connection therewith, representatives of

Goldman Sachs advised the Transaction Committee that Strategic Party 5 had declined to consider a potential transaction involving the Company, and that Strategic Party 2, Strategic Party 3 and Strategic Party 4 had not yet determined whether they would be interested in pursuing such discussions. Mr. Vadon further advised the Transaction Committee that Liberty Interactive had requested that the Company provide financial projections to Liberty Interactive, and that, in response to such request, the Company was in the process of preparing such projections. Weil also reviewed with the Transaction Committee the fiduciary duties of the Board under applicable law relating to the consideration of a possible sale of the Company. The Transaction Committee determined it appropriate to meet again shortly to discuss the Company’s financial projections once they were prepared and to discuss the next steps in the process.

On May 10, 2015, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. During this meeting, the Company’s management presented to the Transaction Committee financial projections for fiscal years 2015 through 2020 (the “Initial Forecasts”) and discussed with the Transaction Committee the manner in which the Initial Forecasts were prepared and the material assumptions underlying the Initial Forecasts. The Transaction Committee then authorized the Company’s management to present the financial projections for fiscal years 2015 through 2017 to Liberty Interactive and other parties who might be interested in a strategic transaction with the Company. Later that day, Company management sent by email to Liberty Interactive the Company’s financial projections for fiscal years 2015 through 2017.

During the remainder of May and early June 2015, Liberty Interactive requested additional information from the Company with respect to the Company’s financial projections and business and the Company responded to such requests.

On June 5, 2015, the Transaction Committee held a meeting in which the Company’s management and representatives of Goldman Sachs and Weil participated. During this meeting, the status of discussions between Liberty Interactive and the Company was discussed and it was noted that Mr. Vadon expected to meet with Mr. Maffei the following week, at which time it was expected he would present Mr. Vadon with Liberty Interactive’s thoughts on valuation. Representatives of Goldman Sachs also reported that Strategic Party 2 and Strategic Party 4 had determined not to proceed with a transaction involving the Company, Strategic Party 6 had indicated that it would potentially be interested in a meeting sometime in July and Strategic Party 3 had not yet determined next steps, if any. The Transaction Committee also discussed whether representatives of Goldman Sachs should contact another strategic party about a possible transaction with the Company, but determined that, because such party was unlikely to be able to put forward a compelling offer due to a relatively limited cash balance and a market capitalization that was less than twice the market capitalization of the Company, it would not be worthwhile for the Company to contact such party. Finally, the Transaction Committee discussed next steps with Strategic Party 1.

On the evening of June 5, 2015, Mr. Maffei and representatives of Goldman Sachs spoke via telephone. During this conversation, Mr. Maffei indicated that Liberty Interactive would consider a purchase price for the Company in the “mid-to-high teens” per share. On June 6, 2015, at the direction of the Company’s management, representatives of Goldman Sachs contacted Mr. Maffei to express the Company’s reaction to the valuation range mentioned by Mr. Maffei and to suggest that the Company provide Liberty Interactive with additional information to demonstrate greater value for the Company. During the remainder of June 2015, the Company continued to provide additional information about the Company to Liberty Interactive.

On June 12, 2015, Mr. George and Mr. Cavens met in Seattle, where they discussed the operating philosophies of the two businesses as well as possible synergies between the two companies.

In late June 2015, the Company and Strategic Party 1 renewed discussions surrounding potential commercial opportunities where the two companies might be able to work together.

On July 2, 2015, Mr. Vadon spoke by telephone with a representative of Strategic Party 1 to assess Strategic Party 1’s interest in a potential strategic transaction. During that conversation, Mr. Vadon advised the representative from Strategic Party 1 that the Company had been approached by a potential bidder who appeared to be seriously interested in acquiring the Company and that this might be a good time for Strategic Party 1 to consider an acquisition of the Company. The representative of Strategic Party 1 advised Mr. Vadon that Strategic Party 1 remained interested in acquiring shares of common stock of the Company directly from Messrs. Vadon and Cavens. During that call, Strategic Party 1 did not demonstrate any interest in acquiring the entire Company.

On July 3, 2015, Liberty Interactive provided the Company with a written non-binding proposal to acquire all of the outstanding shares of the Company for a price per share of between $17.50 to $19.00, comprised of 50% cash and 50% QVCA Stock. Liberty Interactive noted its proposal was subject to further due diligence, approval of the Liberty Interactive board of directors and negotiation of definitive transaction documents.

Later that day, the Transaction Committee held a telephonic meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. Mr. Vadon summarized for the Transaction Committee Liberty Interactive’s written non-binding proposal and provided an update on the status of the discussions with Liberty Interactive. Representatives of Goldman Sachs also discussed with the Transaction Committee Liberty Interactive’s written non-binding proposal and the discussions representatives of Goldman Sachs held with representatives from Liberty Interactive regarding the timing of a possible transaction and variables affecting the purchase price. The Transaction Committee determined that the price range reflected in the proposal was sufficient to continue discussions with Liberty Interactive, but that management and representatives of Goldman Sachs should continue to push Liberty Interactive for a purchase price above the range proposed by Liberty Interactive. Mr. Vadon then updated the Transaction Committee on his discussions with Strategic Party 1 and advised the Transaction Committee that, although he had informed Strategic Party 1 that the Company had been approached by a potential bidder who appeared to be seriously interested in acquiring the Company and that this might be a good time for Strategic Party 1 to consider an acquisition of the Company, Strategic Party 1 did not demonstrate an interest in making a proposal to acquire the Company. The Transaction Committee also discussed whether representatives of Goldman Sachs should contact three other strategic parties about a possible transaction with the Company. With respect to one party, the Transaction Committee and Company management determined that because, among other things, its market capitalization had recently declined materially, it had never completed large M&A transactions and its strategy was to make strategic investments rather than full acquisitions, it would not be worthwhile for the Company to contact such party. With respect to the second party, the Transaction Committee and Company management determined that because, among other things, it did not have the capacity to acquire the Company due to a relatively limited cash balance and a market capitalization that was less than two times the market capitalization of the Company, it would not be worthwhile for the Company to contact such party. With respect to the third party (“Strategic Party 7”), the Transaction Committee and Company management determined that because it would not likely be interested in a potential transaction with the Company and the Company was sensitive about sharing non-public information with a close competitor, it would be better to wait to contact such third party. Finally, Mr. Vadon updated the Transaction Committee on the Company’s expected financial results for the quarter ended June 28, 2015. The Transaction Committee then determined it appropriate to update the Board on the status of the process, including the receipt of the written non-binding proposal from Liberty Interactive, and requested that management promptly schedule a Board meeting to do so.

On July 8, 2015, the Board held a special meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated, to review and consider Liberty Interactive’s written non-binding proposal and to discuss the status of discussions with other potentially interested parties. Mr. Vadon reviewed with the Board Liberty Interactive’s written non-binding proposal and the discussions to date between representatives of Liberty Interactive and the Company as well as the stage of Liberty Interactive’s due diligence efforts. Mr. Vadon further reviewed with the Board the status of the discussions with other potential strategic parties contacted by representatives of Goldman Sachs at the Transaction Committee’s request, advising the Board that Strategic Party 2, Strategic Party 3, Strategic Party 4 and Strategic Party 5 had each declined to pursue a transaction with the Company, and that Strategic Party 6 was not interested in pursuing discussions at this time. Mr. Vadon then updated the Board on the discussions he and Mr. Cavens had been having with Strategic Party 1 about potential opportunities to work together, informing the Board that although he had advised Strategic Party 1 that the Company had been approached by a potential bidder who appeared to be seriously interested in acquiring the Company and that this might be a good time for Strategic Party 1 to consider an acquisition of the Company, Strategic Party 1 did not demonstrate any interest in doing so. Mr. Vadon also reviewed with the Board the financial projections provided to Liberty Interactive, the Initial Forecasts provided to representatives of Goldman Sachs and some sensitivity analysis with respect to such forecasts. During the discussions of the financial forecasts, Messrs. Vadon and Cavens noted that the Initial Forecasts were aggressive and expressed to the Board that, while the Company hoped to execute against the Initial Forecasts, because the Initial Forecasts were prepared for the purpose of negotiations with Liberty Interactive and in light of material risks and uncertainties in the Company’s business, there was downside risk in such forecasts. The members of the Board expressed similar views with respect to the risks and uncertainties regarding the Initial Forecasts. Representatives of Goldman Sachs then reviewed with the Board certain preliminary financial analyses based on the Initial Forecasts as well as information regarding Liberty Interactive and affiliates of a significant shareholder of Liberty Interactive, which we refer to, collectively, as the “Liberty-related entities,” and certain previous engagements of Goldman Sachs by the Liberty-related entities. Messrs. Vadon and Cavens further discussed with the Board Liberty Interactive’s expressed interest in the management of the Company, including that Liberty Interactive suggested the possibility of Mr. Vadon becoming a member of the board of directors of Liberty Interactive and Mr. Cavens continuing on with the Company in a senior role. Messrs. Vadon and Cavens informed the Board that Liberty Interactive had not provided them with any details with respect to such possible arrangements.

Following the discussion with representatives of Goldman Sachs, Weil reviewed with the Board its fiduciary duties in considering the non-binding proposal from Liberty Interactive and in considering whether or not to pursue a potential sale of the Company. Weil further advised the Board that, in light of certain relationships between director Spencer Rascoff and Liberty Interactive and certain Liberty-related entities and individuals that the Board was aware of, Mr. Rascoff had determined to recuse himself from further Board discussions and deliberations regarding any strategic transaction with Liberty Interactive.

The Board further discussed whether now was an appropriate time for representatives of Goldman Sachs to contact Strategic Party 7. After discussions with Company management and representatives of Goldman Sachs, the Board determined that Strategic Party 7 would not likely be interested in a potential transaction with the Company, and the Company was sensitive about sharing non-public information with a close competitor. Accordingly, the Board determined not to contact Strategic Party 7 at this time. Finally, Mr. Vadon updated the Board on the Company’s expected financial results for the quarter ended June 28, 2015.

Following these discussions, the Board determined that the Company should continue the discussions with Liberty Interactive with the goal of increasing the value of Liberty Interactive’s offer, while at the same time continuing discussions with Strategic Party 1 regarding potential opportunities to work together.

On July 9, 2015, Mr. Maffei and Mr. Vadon met in person during the Allen & Company Sun Valley Conference in Sun Valley, Idaho and continued discussions regarding Liberty Interactive’s interest in the Company. During this discussion, Mr. Vadon expressed to Mr. Maffei that Liberty Interactive’s proposed purchase price per share would need to be at or above the high-end of the price range previously proposed by Liberty Interactive.

On July 14, 2015, Mr. Cavens visited QVC’s Studio Park in West Chester, Pennsylvania as part of the Company’s due diligence, during which time he met with Mr. George and several members of QVC’s management.

On July 15, 2015, an initial draft of a legal and business due diligence request list was delivered by Liberty Interactive’s outside counsel, Baker Botts LLP (“Baker Botts”), to Ms. Runnette and to representatives of Goldman Sachs. Thereafter, the Company populated an electronic data room that was accessible to representatives of Baker Botts, Liberty Interactive and QVC, who continued their due diligence on the Company.

On July 17, 2015, the Company’s management, including Messrs. Vadon and Cavens, along with representatives of Goldman Sachs, met with representatives of Liberty Interactive, including Messrs. Maffei and George, at the Company’s offices in Seattle, Washington. The parties discussed the Company’s business, marketing strategy and financial information. The parties also discussed scheduling additional on-site meetings the following week.

Later on July 17, 2015, the Transaction Committee held a telephonic meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. Representatives of Goldman Sachs provided the Transaction Committee with an update on the discussions with Liberty Interactive, including the purchase price offered by Liberty Interactive, the mix of consideration between cash and stock, certain proposed deal protections and deal timing. The Transaction Committee then considered whether it was appropriate to contact Strategic Party 7 to gauge its interest in pursuing a possible transaction with the Company. After discussion, the Transaction Committee determined that, in light of the seriousness of the discussions with Liberty Interactive, it would be appropriate for the Company to contact Strategic Party 7 and authorized management to do so. The Company’s management then indicated to the Transaction Committee that, in light of certain factors and risks in the Company’s business, including those discussed at the July 8 meeting of the Board, the management team believed it was advisable to prepare revised financial projections to be presented to the Transaction Committee and the Board for their review and consideration. Later that day, at the request of the Transaction Committee, Mr. Vadon called representatives of Strategic Party 1 and Strategic Party 7 to gauge their respective interest in pursuing a strategic transaction with the Company. The representative of Strategic Party 1 did not demonstrate any interest in acquiring the Company, but did continue to express its interest in acquiring shares of the Company directly from Messrs. Vadon and Cavens.

Also on July 17, 2015, the Company and Strategic Party 1 entered into a confidentiality agreement to facilitate discussions regarding potential opportunities to work together.

On July 18, 2015, at the direction of the Company’s management, representatives of Goldman Sachs reached out to representatives of Strategic Party 7 to schedule meetings for the following week.

From July 19, 2015 through July 21, 2015, Mr. Cavens and members of the Company management met with representatives of Strategic Party 1 to discuss a potential commercial relationship between the two parties.

From July 21, 2015 through July 23, 2015, representatives of Liberty Interactive and QVC attended management presentations given by the Company at the offices of Cooley in Seattle, Washington. In addition to business, technology, legal, tax and financial due diligence, the participants discussed potential synergies as well as fulfillment, back office and procurement opportunities that may be available to a combined company. During this period, on July 22, 2015, management of the Company, along with representatives of Goldman Sachs and Weil, participated in a meeting with Liberty Interactive (including Mr. George, who joined the meeting via telephone) as part of the Company’s due diligence with respect to Liberty Interactive.

On July 23, 2015, Mr. Cavens contacted a representative of Strategic Party 1 and advised the representative that if Strategic Party 1 wanted to pursue a strategic transaction with the Company, it would need to make an offer for the entire company. Also on this day, the Company and Strategic Party 7 entered into a confidentiality agreement to facilitate discussions concerning a potential strategic transaction between the two parties.

On July 24, 2015, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. At this meeting, the Transaction Committee received an update on discussions with Strategic Party 1 and Strategic Party 7. Later on that day, representatives from the Company made a management presentation to representatives of Strategic Party 7.

From July 24, 2015 through July 26, 2015, representatives from the Company held preliminary discussions with Strategic Party 1 regarding a potential commercial relationship between the two parties. In connection with these discussions, Messrs. Vadon and Cavens again asked Strategic Party 1 whether it would be interested in acquiring the Company. Strategic Party 1 indicated that it would not be interested in acquiring 100% of the Company, but that it was considering, on a preliminary basis, the possibility of a transaction involving the purchase of some shares of the Company from Messrs. Vadon and Cavens and some shares of the Company from the public stockholders, with Messrs. Vadon and Cavens retaining voting control of the Company, and might be willing to offer $19.00 per share. Strategic Party 1 and Messrs. Vadon and Cavens also discussed Strategic Party 1 possibly having minority representation on the Board and how much the companies could state publicly about a long-term commercial relationship if they announced a transaction in the short term given that the companies would not have time to work out the details of such a relationship by the time of a transaction announcement. During these discussions, Strategic Party 1 made it clear to Messrs. Vadon and Cavens that these discussions were very preliminary, and that it had not yet made a determination as to whether to pursue such a transaction with Messrs. Vadon and Cavens and the Company.

On July 27, 2015, QVC delivered a list of supplemental due diligence requests to representatives of Goldman Sachs and the Company.

On July 28, 2015, at the direction of the Transaction Committee, representatives of Goldman Sachs contacted Liberty Interactive to discuss a number of matters relating to a possible transaction between the Company and Liberty Interactive, including a possible purchase price for the Company and possible deal timing. With respect to the possible purchase price, Liberty Interactive continued to express its view that the price range previously proposed was reasonable, and representatives of Goldman Sachs continued to express the Company’s desire for a price above that range and informed Liberty Interactive that the Company would only be responsive to due diligence requests directly related to value. Representatives of Goldman Sachs also informed Liberty Interactive of likely interest in the Company from a competing strategic party.

Later on July 28, 2015, the Board held a regularly scheduled meeting, at which the Company’s management and representatives of Goldman Sachs, Weil and Cooley were present. During this meeting, representatives of Goldman Sachs updated the Board on the status of the discussions with Liberty Interactive, including discussions concerning a possible purchase price for the Company and possible deal timing. Mr. Vadon then updated the Board on the Company’s discussions with Strategic Party 1 as described above. Mr. Vadon then reviewed with the Board the Revised Forecasts (as defined below under the heading “—Certain Forecasts”), and discussed with the Board the key differences between the Revised Forecasts, which included adjustments that reflected a lower growth rate and EBITDA margin during fiscal years 2016 through 2020, and the Initial Forecasts that were previously prepared and delivered to Liberty Interactive. Mr. Vadon then reviewed with the Board the Company’s due diligence investigation of Liberty Interactive. Weil then reviewed with the Board its fiduciary duties in connection with a possible transaction with Strategic Party 1. Finally, it was mentioned that, in response to further contacts made by representatives of Goldman Sachs at the direction of the Transaction Committee, Strategic Party 6 had informed representatives of Goldman Sachs that it was not interested in pursuing an acquisition of the Company.

On July 29, 2015, QVC delivered a list of due diligence requests related to value to representatives of Goldman Sachs.

On July 30, 2015, at the direction of the Transaction Committee, representatives of Goldman Sachs contacted a representative of Strategic Party 1. Strategic Party 1 reiterated to the representatives of Goldman Sachs the terms of a possible transaction previously discussed with Messrs. Vadon and Cavens earlier that month, and also reiterated that the discussions were very preliminary, and that Strategic Party 1 had not yet made a determination whether to pursue such a transaction.

In early August 2015, Mr. Vadon and representatives of Goldman Sachs continued to have discussions with Strategic Party 1 about a transaction structure along the lines previously discussed in their meetings on July 24, 2015 through July 26, 2015.

On August 6, 2015, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. Representatives of Goldman Sachs updated the Transaction Committee on the discussions with Strategic Party 1, advising the Transaction Committee that Strategic Party 1 indicated that it might be interested in a transaction along the lines previously discussed. Representatives of Goldman Sachs further indicated that Strategic Party 1 could potentially be able to pursue such a transaction by mid-August 2015, but that Strategic Party 1 had not yet made a determination as to whether to pursue such a transaction and, in any event, indicated that it would not pursue a transaction involving the acquisition of 100% of the Company. The Transaction Committee then discussed with representatives of Goldman Sachs and the Company’s management the status of the discussions with Liberty Interactive, as well as potential strategies concerning the negotiations around the proposed purchase price, structure and deal timing. The Company’s management and representatives of Goldman Sachs noted that Liberty Interactive might insist on entering into exclusive discussions with the Company, and discussed the implications of such a request. Following these discussions, the Transaction Committee determined it appropriate to continue discussions with Liberty Interactive, and advised representatives of Goldman Sachs that the Transaction Committee would support a transaction at the higher end of Liberty Interactive’s proposed price range.

On August 7, 2015, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. At the meeting, representatives of Goldman Sachs updated the Transaction Committee on the status of discussions with Liberty Interactive and Strategic Party 1, noting that Mr. Maffei had indicated his concerns regarding the Company’s willingness to pursue a transaction with Liberty Interactive given its efforts to contact other parties regarding a potential transaction.

Later that day, Mr. Maffei contacted representatives of Goldman Sachs to provide the high-level terms in which Liberty Interactive would be willing to acquire the Company. During those discussions, Mr. Maffei indicated: (i) a proposed purchase price valued at $18.25 per share; (ii) that Liberty Interactive would require that employment agreements be entered into at the signing of the definitive agreement with certain key employees of the Company; (iii) Messrs. Vadon and Cavens would need to agree to a voting or equivalent agreement as well as to resale restrictions with respect to QVCA Stock received in the transaction; and (iv) that Mr. Vadon would be invited to join the board of directors of Liberty Interactive and Mr. Cavens would be expected to continue as the Company’s President and Chief Executive Officer after the closing. Liberty Interactive indicated its proposal would be conditioned on receiving a two-week exclusivity period to complete its due diligence and negotiate the acquisition agreement. During the discussion with representatives of Goldman Sachs, Mr. Maffei indicated that Liberty Interactive might have a little room to increase the proposed purchase price, but not by much. Following that call, Mr. Maffei contacted Mr. Vadon and advised him of the same proposal. During that discussion, Mr. Vadon reiterated that Liberty Interactive’s proposed purchase price would need to be higher. At the end of this discussion, Mr. Maffei indicated to Mr. Vadon that Liberty Interactive would be willing to increase the proposed purchase price to $18.75 per share.

On August 8, 2015, Mr. Maffei forwarded a list of high level open due diligence issues to representatives of Goldman Sachs.

Also on August 8, 2015, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. Representatives of Goldman Sachs updated the Transaction Committee on discussions with Strategic Party 7, informing the Transaction Committee that Strategic Party 7 had advised that it was not interested in pursuing a transaction with the Company. Representatives of Goldman Sachs also discussed with the Transaction Committee that there were no additional developments with respect to the discussions with Strategic Party 1, and that Strategic Party 1 remained steadfast that it was not interested in pursuing a transaction to acquire the entire company. Representatives of Goldman Sachs further updated the Transaction Committee on its discussions with Liberty Interactive and the terms of Liberty Interactive’s proposal. The Transaction Committee then discussed Liberty Interactive’s proposal described above in light of the Company’s discussions with Strategic Party 1 and the uncertainties of any potential transaction with Strategic Party 1. At the request of the Transaction Committee, Messrs. Vadon and Cavens discussed their views as to whether they would support a transaction with Liberty Interactive at a price of $18.75 per share, particularly in light of the possibility of an alternative transaction with Strategic Party 1. Messrs. Vadon and Cavens both indicated they would support such a transaction with Liberty Interactive, particularly in light of uncertainties involving a transaction with Strategic Party 1. Following further discussion with representatives of Goldman Sachs and Weil, the Transaction Committee authorized the Company to proceed with discussions with Liberty Interactive, with the goal of obtaining the highest price possible, and further authorized the Company to enter into a limited exclusivity agreement with Liberty Interactive. Later that day, at the direction of the Transaction Committee, representatives of Goldman Sachs contacted Mr. Maffei and advised him that the Company would be willing to move forward with Liberty Interactive at a purchase price of $19.00 per share.

On August 9, 2015, Mr. Maffei contacted representatives of Goldman Sachs and advised them that Liberty Interactive would not be willing to increase its price above $18.75 per share. Representatives of Goldman Sachs, acting at the direction of the Transaction Committee, advised Mr. Maffei that the Company would be willing to enter into a short exclusivity agreement with Liberty Interactive at that price. Representatives of Goldman Sachs, acting at the direction of the Transaction Committee, then contacted Strategic Party 1 and informed Strategic Party 1 that the Company had decided to proceed with a transaction involving the acquisition of the entire Company, that the Company would be entering into a short period of exclusivity, and that if Strategic Party 1 wanted to compete, it would need to propose an acquisition of the entire Company. Later that day, Baker Botts delivered to representatives of Goldman Sachs an initial draft of the Reorganization Agreement and the Tender and Support Agreement. Late in the day on August 9th and on August 10th, Weil discussed with Liberty Interactive and Baker Botts certain key terms of the Reorganization Agreement, including with respect to the need for the Board to be able to terminate the Reorganization Agreement after some period following a change in Board recommendation, the importance of eliminating and narrowing certain closing conditions in favor of Liberty Interactive and the size of the break-up fee being sought by Liberty Interactive.

On August 10, 2015, the Company and Liberty Interactive entered into the Exclusivity Agreement, providing exclusivity to Liberty Interactive through August 17, 2015, but also providing that under certain circumstances exclusivity could be extended through August 24, 2015.

Beginning on August 10, 2015 and continuing through August 16, 2015, Weil and Baker Botts negotiated the terms of the Reorganization Agreement, the Tender and Support Agreement and related ancillary agreements.

On August 14, 2015, representatives of Goldman Sachs delivered the Revised Forecasts to Liberty Interactive on behalf of the Transaction Committee.

Later that day, the Transaction Committee held a meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. Representatives of Goldman Sachs updated the Transaction Committee on the discussions with Liberty Interactive, advising the Transaction Committee that, after negotiations, Liberty Interactive had agreed to increase the purchase price to $18.75 per share, but would not go any higher. Representatives of Goldman Sachs further advised the Transaction Committee that, prior to entering into exclusivity with Liberty Interactive, it had, at the Transaction Committee’s request, informed Strategic Party 1 that the Company had decided to proceed with a transaction involving the acquisition of the entire Company, that the Company would be entering into a short period of exclusivity, and that if Strategic Party 1 wanted to compete, it would need to propose an acquisition of the entire Company for a price in excess of $19.00 per share. Representatives of Goldman Sachs advised the Transaction Committee that Strategic Party 1 did not make such a proposal. Weil then updated the Transaction Committee on the status of the negotiations of the Reorganization Agreement and reviewed with the Transaction Committee the status of the negotiations of the definitive agreements.

On August 16, 2015, the Board held a special meeting, in which the Company’s management and representatives of Goldman Sachs and Weil participated. At the meeting, Weil reviewed with the Board the terms of the Reorganization Agreement, the Tender and Support Agreement and the related transaction agreements. Representatives of Goldman Sachs then reviewed with the Board the process undertaken by the Transaction Committee, updated the Board on the various discussions that the Company engaged in with third parties regarding potential strategic opportunities and presented its financial analysis of the Offer Price to be received by the Company’s stockholders and discussed the methodologies used in such analysis. At the request of the Transaction Committee, representatives of Goldman Sachs orally delivered to the Transaction Committee Goldman Sachs’ opinion that as of such date, based upon and subject to certain assumptions, qualifications, limitations and other matters, the consideration to be paid to the holders (other than the Liberty-related entities and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Reorganization Agreement was fair from a financial point of view to such holders. The Transaction Committee then convened and provided additional background to the Board on the process undertaken by the Transaction Committee and unanimously determined that the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement (including the related transaction agreements) were advisable, fair to, and in the best interests of, the Company and its stockholders. The Transaction Committee also unanimously recommended that the Board determine that the transactions contemplated by the Reorganization Agreement, upon the terms and subject to the conditions set forth in the Reorganization Agreement (including the Offer, the Offer Price and the Mergers), are advisable, fair to, and in the best interests of, the Company and its stockholders.

Following such presentations and the Transaction Committee’s recommendation, the Board: (i) unanimously (with the exception of Mr. Rascoff, who recused himself from the vote for the reasons noted earlier) determined that the terms of the Reorganization Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Tender and Support Agreement, are fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable, to enter into the Reorganization Agreement; (iii) approved the execution and delivery by the Company of the Reorganization Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Mergers and the other transactions contemplated therein upon the terms and subject to the conditions contained in the Reorganization Agreement; (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and (v) took the necessary actions to render Section 203 of the DGCL and Section 23B.19.04 of the Revised Code of Washington inapplicable to the Reorganization Agreement and the transactions contemplated thereby, including the Offer, the Mergers and the Tender and Support Agreement.

Later that evening, the Company, Liberty Interactive, Purchaser and Merger Sub 2 executed the Reorganization Agreement and the related transaction agreements.

On August 17, 2015, prior to the opening of the markets, the Company and Liberty Interactive issued a joint press release announcing that the Company had entered into the Reorganization Agreement.

On September 1, 2015, Liberty Interactive and Purchaser commenced the Offer.

Reasons for the Recommendation of the Transaction Committee and the Board

Transaction Committee

The Transaction Committee carefully considered the Offer and the Mergers and consulted with the Company’s management and financial and legal advisors. The Transaction Committee took into account numerous factors, including, but not limited to, the factors listed below. The Transaction Committee unanimously concluded that the Reorganization Agreement and the transactions contemplated thereby are advisable and fair to, and in the best interests of, the Company and its stockholders and recommended that the Board determine that the transactions contemplated by the Reorganization Agreement, upon the terms and subject to the conditions set forth therein (including the Offer, the Offer Price and the Mergers), are advisable and fair to, and in the best interests of, the Company and its stockholders, for the following reasons:

•	the Transaction Committee’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the Company’s prospects as an independent company and the risks associated therewith;

•	the current competitive environment in the Company’s industry, and general uncertainty surrounding forecasted economic conditions, both in the near-term and the long-term;

•	the sale process conducted by the Transaction Committee, with the assistance of Goldman Sachs, and the fact that the sale process did not result in any final proposals to acquire the Company at a price higher than the Offer Price;

•	the fact that the Offer Price and the other terms of the Reorganization Agreement resulted from negotiations between management of the Company and the Company’s legal and financial advisors (with input and guidance from the Transaction Committee and the Board), on the one hand, and Liberty Interactive and its legal advisors, on the other hand, and the Transaction Committee’s belief that the Offer Price for each Share represented the highest per share consideration that could be negotiated;

•	the belief that the Offer was more favorable to the Company’s stockholders than the potential value that might result from other potential alternatives available to the Company;

•	that the Reorganization Agreement allows the Company under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Reorganization Agreement, to change its recommendation to the Company’s stockholders and terminate the Reorganization Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of $79 million;

•	that the percentage of outstanding Shares required to be tendered by the Founders under the Tender and Support Agreement is reduced to 34.99% in the event the Board changes its recommendation to the Company’s stockholders;

•	the financial analysis and opinion of Goldman Sachs addressed to the Transaction Committee that, as of August 16, 2015, based upon and subject to certain assumptions, qualifications, limitations and other matters, the Transaction Consideration (as defined below under the heading “–Opinion of the Company’s Financial Advisor”) to be paid to the holders (other than the Liberty-related entities and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Reorganization Agreement was fair from a financial point of view to such holders as more fully described under the heading “–Opinion of the Company’s Financial Advisor” set forth below and in Annex A;

•	the fact that, if the transaction is completed, the shares of QVCA Stock which comprise a portion of the Offer Price will allow the Company’s stockholders to participate in the future earnings growth of the combined company, which may have a different growth rate than the Company’s business on a standalone basis, and to benefit from any potential appreciation that may be reflected in the value of the QVCA Stock;

•	that the Offer Price of $18.75 per share represented a significant premium over the market price at which the Company’s shares had been trading, including representing a 49% premium over the August 14, 2015 closing share price; and

•	that the Company stockholders who do not tender their Shares in the Offer are permitted to exercise appraisal rights under Section 262 of the DGCL should they so choose.

The Transaction Committee also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Mergers and the Reorganization Agreement, including the following:

•	that the announcement of the Offer could result in the disruption of the Company’s business;

•	the risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Reorganization Agreement between signing and closing;

•	that the Reorganization Agreement provides for a termination fee of $79 million that would become payable by the Company under certain circumstances, including if the Board changes its recommendation and if the Company terminates the Reorganization Agreement to accept a superior proposal; and

•	that the Reorganization Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties.

The Transaction Committee determined that the risks and other potentially negative factors associated with the Offer and the Mergers were outweighed by the potential benefits of the Offer and the Mergers.

The foregoing discussion of the information and factors considered by the Transaction Committee is not meant to be exhaustive, but includes the material factors, information and analyses considered by the Transaction Committee in reaching its recommendation. The members of the Transaction Committee evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Transaction Committee considered, the Transaction Committee did not find it practicable to quantify, rank or otherwise assign relative weights to the foregoing factors. Moreover, the Transaction Committee’s determinations and recommendations were based upon the totality of the information considered. In addition, the individual members of the Transaction Committee may have given different weight to different factors. In light of the factors described above, the Transaction Committee unanimously determined that the Reorganization Agreement and the transactions contemplated by the Reorganization Agreement (including the related transaction agreements) were advisable and fair to, and in the best interests of, the Company and its stockholders and recommended that the Board determine that the transactions contemplated by the Reorganization Agreement, upon the terms and subject to the conditions set forth therein (including the Offer, the Offer Price and the Mergers), are advisable and fair to, and in the best interests of, the Company and its stockholders.

The Board

The Board established the Transaction Committee and empowered it to review, evaluate, negotiate and, if appropriate, make a recommendation to the Board with respect to the potential sale of the Company. The Board, acting upon the unanimous recommendation of the Transaction Committee, at a meeting described above on August 16, 2015, unanimously (with the exception of one director who recused himself from the vote): (i) determined that the terms of the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the First Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable, to enter into the Reorganization Agreement; (iii) authorized and approved the execution and delivery by the Company of the Reorganization Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Mergers and the other transactions contemplated therein upon the terms and subject to the conditions contained in the Reorganization Agreement; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In connection with its determinations, the Board considered:

•	the Board’s understanding of the business, operations, financial condition, earnings and prospects of the Company, including the Company’s prospects as an independent company and the risks associated therewith;

•	the current competitive environment in the Company’s industry, and general uncertainty surrounding forecasted economic conditions, both in the near-term and the long-term;

•	the unanimous determinations and recommendation of the Transaction Committee and adopted such determinations and recommendation in reaching its determinations;

•	the fact that the sale process conducted by the Transaction Committee, with the assistance of Goldman Sachs, did not result in any final proposals to acquire the Company at a price higher than the Offer Price;

•	the fact that the Offer Price and the other terms of the Reorganization Agreement resulted from negotiations between the management of the Company and the Company’s legal and financial advisors (with input and guidance from the Transaction Committee and the Board), on the one hand, and Liberty Interactive and its legal advisors, on the other hand, and the Board’s belief that the Offer Price represented the highest per share consideration that could be negotiated;

•	the belief that the Offer was more favorable to the Company’s stockholders than the potential value that might result from other potential alternatives available to the Company;

•	that the Reorganization Agreement allows the Company under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Reorganization Agreement, to change its recommendation to the Company’s stockholders and terminate the Reorganization Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of $79 million;

•	that the percentage of outstanding Shares required to be tendered by the Founders under the Tender and Support Agreement is reduced to 34.99% in the event the Board changes its recommendation to the Company’s stockholders;

•	the financial analysis and opinion of Goldman Sachs addressed to the Transaction Committee that, as of August 16, 2015, based upon and subject to certain assumptions, qualifications, limitations and other matters, the Transaction Consideration (as defined below under the heading “–Opinion of the Company’s Financial Advisor”) to be paid to the holders (other than the Liberty-related entities and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Reorganization Agreement was fair from a financial point of view to such as more fully described under the heading “–Opinion of the Company’s Financial Advisor” set forth below and in Annex A;

•	the fact that, if the transaction is completed, the shares of QVCA Stock which comprise a portion of the Offer Price will allow the Company’s stockholders to participate in the future earnings growth of the combined company, which may have a different growth rate than the Company’s business on a standalone basis, and to benefit from any potential appreciation that may be reflected in the value of the QVCA Stock;

•	that the Offer Price of $18.75 per share represented a significant premium over the market price at which the Company’s shares had been trading, including representing a 49% premium over the August 14, 2015 closing share price; and

•	that the Company stockholders who do not tender their Shares in the Offer are permitted to exercise appraisal rights under Section 262 of the DGCL should they so choose.

The Board also considered a variety of potentially negative factors in its deliberations concerning the Offer, the Mergers and the Reorganization Agreement, including the following:

•	that the announcement of the Offer could result in the disruption of the Company’s business;

•	the risks and costs to the Company if the Offer does not close, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, the effect on the Company’s relationships with customers, partners and others that do business with the Company and the operational restrictions imposed on the Company pursuant to the Reorganization Agreement between signing and closing;

•	that the Reorganization Agreement provides for a termination fee of $79 million that would become payable by the Company under certain circumstances, including if the Board changes its recommendation and if the Company terminates the Reorganization Agreement to accept a superior proposal; and

•	that the reorganization restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties.

The Board determined that the risks and other potentially negative factors associated with the Offer and the Mergers were outweighed by the potential benefits of the Offer and the Mergers.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material factors, information and analyses considered by the Board in reaching its recommendation. The directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to quantify, rank or otherwise assign relative weights to the foregoing factors. Moreover, the Board’s determinations and recommendations were based upon the totality of the information considered. In addition, the directors may have given different weight to different factors. The Board conducted discussions of, among other things, the factors described above, including asking questions of the Company’s management and its financial and legal advisors. The Board unanimously (with the exception of one director who recused himself from the vote) (i) determined that the terms of the Reorganization Agreement and the transactions contemplated thereby, including the Offer and the First Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders; (ii) determined that it is in the best interests of the Company and its stockholders and declared it advisable, to enter into the Reorganization Agreement; (iii) authorized and approved the execution and delivery by the Company of the Reorganization Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer, the Mergers and the other transactions contemplated therein upon the terms and subject to the conditions contained in the Reorganization Agreement; and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Executive Officer and Director Arrangements Following the Mergers

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers (other than Mr. Vadon, Mr. Cavens, Mr. Spieth and Ms. Twomey, as discussed) have entered into any agreement or arrangement with Liberty Interactive, the Company, or their respective affiliates regarding continued service with Liberty Interactive, the Surviving Company or their respective affiliates after the Effective Time, it is possible that Liberty Interactive or its affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

At a meeting of the Board held on August 16, 2015, Goldman Sachs rendered its oral opinion to the Transaction Committee, subsequently confirmed in writing, to the effect that, as of August 16, 2015, and based upon and subject to the factors and assumptions set forth in Goldman Sachs’ written opinion, the $9.375 in cash and 0.3098 shares of QVCA Stock (the “Transaction Consideration”) to be paid to the holders (other than the Liberty-related entities, and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Reorganization Agreement was fair from a financial point of view to such holders. The Reorganization Agreement provides that the Transaction Consideration is subject to adjustments, as to which adjustments Goldman Sachs expressed no opinion.

The full text of the written opinion of Goldman Sachs, dated August 16, 2015, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with the opinion, is attached to this Schedule 14D-9 as Annex A. The summary of Goldman Sachs’ opinion contained in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Goldman Sachs’ written opinion. Goldman Sachs’ advisory services and opinion were provided for the information and assistance of the Transaction Committee in connection with its consideration of the Transactions and the opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

In connection with rendering its opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Reorganization Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the two fiscal years ended December 28, 2014;

•	annual reports to stockholders and Annual Reports on Form 10-K of Liberty Interactive for the four years ended December 31, 2014;

•	the annual report to stockholders and Annual Report on Form 10-K of Liberty Media Corporation for the one year ended December 31, 2010;

•	the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated November 14, 2013, relating to the Company’s initial public offering;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Liberty Interactive;

•	certain other communications from the Company and Liberty Interactive to their respective stockholders;

•	certain publicly available research analyst reports for the Company and Liberty Interactive;

•	certain internal financial analyses and forecasts for the Company prepared by its management and for Liberty Interactive prepared by its management, in each case, as approved for Goldman Sachs’ use by the Company, which are referred to in this section entitled “—Opinion of the Company’s Financial Advisor” as the “Management Forecasts”; and

•	certain operating synergies projected by the managements of the Company and Liberty Interactive to result from the Transactions, as approved for Goldman Sachs’ use by the Company, which are referred to as the “Synergies.”

Goldman Sachs also held discussions with members of the senior managements of the Company and Liberty Interactive regarding their assessment of the strategic rationale for, and the potential benefits of, the Transactions and the past and current business operations, financial condition and future prospects of Liberty Interactive and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Class A Common Stock and QVCA Stock; compared certain financial and stock market information for the Company and Liberty Interactive with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the internet industry and in other industries; and performed such other studies and analyses, and considered such other factors, as Goldman Sachs deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the consent of the Company, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the consent of the Company, that the Management Forecasts and the Synergies had been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Liberty Interactive or any of their respective subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or Liberty

Interactive or any of their respective subsidiaries furnished to Goldman Sachs. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transactions will be obtained without any adverse effect on the Company or Liberty Interactive or on the expected benefits of the Transactions in any way meaningful to its analysis. Goldman Sachs has also assumed that the Transactions will be consummated on the terms set forth in the Reorganization Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion did not address the underlying business decision of the Company to engage in the Transactions, or the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor did it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than the Liberty-related entities and their respective affiliates) of Shares, as of the date of its opinion, of the Transaction Consideration to be paid to such holders, taken in the aggregate, pursuant to the Reorganization Agreement. Goldman Sachs did not express any view on, and its opinion did not address, any other term or aspect of the Reorganization Agreement or the Transactions or any term or aspect of any other agreement or instrument contemplated by the Reorganization Agreement or entered into or amended in connection with the Transactions, including the allocation of the consideration payable pursuant to the Reorganization Agreement, including among the holders of Shares, or the fairness of the Transactions to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Transaction Consideration to be paid to the holders (other than the Liberty-related entities and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Reorganization Agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of QVCA Stock will trade at any time or as to the impact of the Transactions on the solvency or viability of the Company or Liberty Interactive or the ability of the Company or Liberty Interactive to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs as of, the date of its opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of the opinion. Goldman Sachs’ advisory services and its opinion were provided for the information and assistance of the Transaction Committee in connection with its consideration of the Transactions and its opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

Summary of Financial Analyses

The following is a summary of the material financial analyses presented by Goldman Sachs to the Transaction Committee in connection with rendering its opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before August 14, 2015 (the last trading day prior to the announcement of the transaction) and is not necessarily indicative of current market conditions.

For purposes of its analyses, Goldman Sachs calculated an implied consideration per Share to be paid to the holders of Shares pursuant to the Reorganization Agreement based on the closing price for the QVCA Stock of $30.26 on August 14, 2015 by adding the $9.375 in cash to an implied value for 0.3098 shares of QVCA Stock (determined by multiplying 0.3098 by the August 14, 2015 closing price for the QVCA Stock) to derive an implied consideration per Share in the Transactions of $18.75.

Historical Trading Analysis

Goldman Sachs reviewed the historical trading prices and volumes for the Class A Common Stock for the period beginning November 15, 2013 and ending on August 14, 2015. In addition, Goldman Sachs analyzed the implied value of the consideration to be paid to holders of Shares pursuant to the Reorganization Agreement in relation to the closing price of Class A Common Stock on August 14, 2015, the one-month volume weighted average price for the Class A Common Stock, the one-year volume weighted average price for the Class A Common Stock, the 52-week high and low market prices for the Class A Common Stock and the initial public offering price of the Class A Common Stock on November 15, 2013.

This analysis indicated that the implied value of the consideration to be paid to the holders of Shares pursuant to the Reorganization Agreement represented:

•	a premium of 49.2% based on the August 14, 2015 closing price of $12.57 per share of Class A Common Stock;

•	a premium of 41.9% based on the one-month volume weighted average price of $13.21 per share of Class A Common Stock;

•	a premium of 2.3% based on the one-year volume weighted average price of $18.33 per share of Class A Common Stock;

•	a premium of 106.3% based on the 52-week low market price (which was on May 6, 2015) of $9.09 per share of Class A Common Stock;

•	a discount of 55.1% based on the 52-week high market price (which was on September 29, 2014) of $41.75 per share of Class A Common Stock; and

•	a discount of 14.8% based on the initial public offering price (which was on November 15, 2013) of $22.00 per share of Class A Common Stock.

Illustrative Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of the Company based on estimates of unlevered free cash flows of the Company as reflected in the Management Forecasts to derive an illustrative range of implied present values per share for the Company as of June 30, 2015. Applying discount rates ranging from 12.0% to 14.0%, reflecting estimates of the Company’s weighted average cost of capital, Goldman Sachs derived an illustrative range of implied enterprise values for the Company by discounting to present value as of June 30, 2015, (1) estimates provided by the Company’s management of unlevered free cash flows of the Company for the six months ending December 31, 2015 and each of the fiscal years 2016 through 2020, as reflected in the Management Forecasts, and (2) a range of illustrative terminal values for the Company by applying illustrative perpetuity growth rates ranging from 3.0% to 4.0% to the Company management’s estimated terminal unlevered free cash flow for the Company, as reflected in the Management Forecasts. To derive an illustrative range of equity values for the Company, Goldman Sachs subtracted from the illustrative range of enterprise values it derived, the net debt of the Company as of June 30, 2015, as reflected in its public filings. Goldman Sachs then divided this range of illustrative equity values by the number of fully diluted shares of Class A Common Stock and Class B Common Stock based on data and calculations provided by the Company management, as reflected in the Management Forecasts, to derive a range of illustrative present values per share of the Class A Common Stock and Class B Common Stock of $15.26 to $19.64.

Illustrative Pro Forma Combined Company Discounted Cash Flow Analysis

Goldman Sachs performed an illustrative discounted cash flow analysis of the Company and the QVC Group on a combined company basis, which we refer to as the combined company, based on estimates of unlevered free cash flows of the combined company as reflected in the Management Forecasts and the Synergies to derive an illustrative range of implied present values, as of June 30, 2015, of the implied value of the consideration to be paid to holders of Shares pursuant to the Reorganization Agreement. Applying discount rates ranging from 8.0% to 10.0%, reflecting pro forma estimates of the weighted average cost of capital of the combined company following the completion of the Transactions, Goldman Sachs derived an illustrative range of implied enterprise values for the combined company by discounting to present value as of June 30, 2015, (1) estimates provided by the Company’s and Liberty Interactive/QVC Group’s management of unlevered free cash flows of the combined company for the fiscal years 2015 through 2019, as reflected in the Management Forecasts and the Synergies and (2) a range of illustrative terminal values for the combined company by applying illustrative perpetuity growth rates ranging from 2.50% to 3.50% to the Company and Liberty Interactive/QVC Group’s management’s estimated terminal unlevered free cash flow for the combined company as reflected in the Management Forecasts and the Synergies. Goldman Sachs then added the present value of the illustrative terminal value with the present values of the unlevered free cash flows for each of the fiscal years 2015 through 2019, to calculate a range of illustrative enterprise values for the combined company. For purposes of deriving an illustrative range of equity values for the combined company, Goldman Sachs (1) subtracted from the range of enterprise values it derived an estimate of the net debt of the combined company as of June 30, 2015, as reflected in the Management Forecasts, (2) added the value of Liberty Interactive’s equity investment in HSN, Inc. attributed to the QVC Group based on market information as of August 14, 2015 and (3) subtracted an estimate of the equity value of Series B QVC Group Common Stock of the combined company derived from applying a discount to Series B QVC Group Common Stock equal to the discount based on the closing share price of Series B QVC Group Common Stock compared to QVCA Stock as of August 14, 2015. Goldman Sachs then divided this range of illustrative equity values by the number of pro forma basic shares of QVCA Stock based on data and calculations provided by the Company and Liberty Interactive to derive a range of present values per share of QVCA Stock for the combined company. Goldman Sachs then derived a range of illustrative implied present values of the implied value of the consideration to be paid to holders of Shares pursuant to the Reorganization Agreement by adding the $9.375 of cash component of the Transaction Consideration to the range of illustrative present values per 0.3098 pro forma shares of QVCA Stock of the combined company, representing the stock component of the Transaction Consideration, to derive a range of illustrative implied present values for the implied value of the consideration to be paid to holders of Shares of $18.53 to $25.41 per share.

Company Selected Companies Analysis

Goldman Sachs reviewed and compared certain financial information for the Company to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the internet industry, separated into a Diversified Large-Cap eCommerce group and the Other eCommerce Group (which we collectively refer to as the selected companies):

Diversified Large-Cap eCommerce Group

•	Alibaba Group Holding Limited

•	Amazon.com Inc.

•	eBay Inc.

•	JD.com, Inc.

•	Rakuten, Inc.

•	Vipshop Holdings Limited

Other eCommerce Group

•	ASOS Plc.

•	B2W DIGITAL ON NM

•	Cnova N.V.

•	Coupons.com Incorporated

•	Etsy, Inc.

•	Groupon, Inc.

•	Jumei International Holding Limited

•	Mercadolibre, Inc.

•	Overstock.com Inc.

•	RetailMeNot, Inc.

•	Shutterfly, Inc.

•	Wayfair Inc.

•	YOOX S.p.A.

•	Zalando SE

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs reviewed and compared various financial multiples and ratios. The multiples and ratios of the Company were based on the median of publicly available Wall Street research estimates provided by the Company management and based on the Management Forecasts, the Company public filings and an implied value of the consideration to be paid to holders of Shares pursuant to the Reorganization Agreement of $18.75 per share. The multiples and ratios for each of the selected companies were based on IBES, public filings and market information as of August 14, 2015. With respect to the Company and the selected companies, Goldman Sachs calculated the following multiples and ratios:

•	enterprise value as a multiple of last twelve months second quarter 2015 revenue;

•	enterprise value as a multiple of each of estimated calendar year 2015 and 2016 revenue;

•	enterprise value as a multiple of next twelve month revenue;

•	enterprise value as a multiple of last twelve months second quarter 2015 earnings before interest, taxes, depreciation and amortization, or EBITDA, adjusted to add equity based compensation, which we refer to as “Adjusted EBITDA”;

•	enterprise value as a multiple of each of estimated calendar year 2015 and 2016 Adjusted EBITDA;

•	enterprise value as a multiple of next twelve month Adjusted EBITDA;

•	the ratio of calendar year 2015 estimated Adjusted EBITDA to the estimated 2015-2017 Adjusted EBITDA CAGR; and

•	the ratio of calendar year 2016 estimated Adjusted EBITDA to the estimated calendar year 2016-2018 Adjusted EBITDA CAGR (with estimated 2016-2018 Adjusted EBITDA CAGR for Vipshop Holdings Limited and ASOS Plc. based on estimates for calendar year 2016-2017 Adjusted EBITDA as estimates for calendar year 2018 were not available).

The following table presents the results of this analysis:

	Company		eCommerce
	Mgmt	Street	Diversified Large-Cap (median)	Other (median)
EV / Revenue
LTM Q2 2015A	1.7x	1.7x	2.7x	2.5x
CY15E	1.5x	1.6x	3.0x	1.9x
NTM (Q3 2015E – Q2 2016E)	1.4x	1.5x	2.7x	1.7x
CY16E	1.2x	1.4x	2.6x	1.5x
EV / Adj. EBITDA
LTM Q2 2015A	48.0x	48.0x	43.2x	31.0x
CY15E	30.8x	34.4x	23.5x	22.3x
NTM (Q3 2015E – Q2 2016E)	22.1x	28.7x	20.1x	13.8x
CY16E	15.7x	24.7x	18.4x	11.8x
CY15E / ‘15E –‘17E Growth	0.45x	0.91x	0.92x	0.54x
CY16E / ‘16E – ‘18E Growth	0.43x	0.59x	0.80x	0.50x

Goldman Sachs also calculated the ratio of calendar year 2016 estimated Adjusted EBITDA to the estimated calendar year 2016-2018 Adjusted EBITDA CAGR based on the Management Forecasts and market information as of August 14, 2015, which equated to 0.26x, and based on the median of publicly available Wall Street research estimates provided by the Company, which equated to 0.32x. Goldman Sachs calculated implied enterprise value as a multiple of Adjusted EBITDA for the Company using the Company management’s estimates, as reflected in the Management Forecasts, of the compound annual growth rate of Adjusted EBITDA for calendar years 2016 through 2018 and 2017 through 2019 and applying growth-adjusted Adjusted EBITDA multiples of 0.32x, 0.40x and 0.50x. Goldman Sachs calculated a range of enterprise value/adjusted EBITDA multiples of 11.7x to 18.4x (based on the estimated 2016-2018 Adjusted EBITDA CAGR) and 7.7x to 12.1x (based on the estimated 2017-2019 CAGR).

Illustrative Present Value of Future Share Price Analysis

Goldman Sachs performed an illustrative analysis of the implied present value of the future price per share of Class A Common Stock and Class B Common Stock using the Management Forecasts, which is designed to provide an indication of the present value of a theoretical value of the Company’s equity as a function of the Company’s estimated future Adjusted EBITDA and its assumed price to future Adjusted EBITDA multiple. For this analysis, Goldman Sachs used certain financial information from the Management Forecasts for each of the calendar years 2015 to 2018.

Goldman Sachs calculated the implied values per share of Class A Common Stock and Class B Common Stock as of December 31 for each of the calendar years 2015 through 2017 by applying illustrative forward Adjusted EBITDA multiples of 8.0x to 18.0x to Adjusted EBITDA estimates, subtracting the applicable end of year net debt balance from the Management Forecasts, dividing by an assumed diluted share count based on an applied next twelve month Adjusted EBITDA multiple and the Management Forecasts and then discounting these theoretical future values of the Company’s equity on a per share of Class A Common Stock and Class B Common Stock basis to present values to June 30, 2015, using an illustrative discount rate of 11.5%, reflecting an estimate of the Company’s cost of equity. The following table presents the results of these analyses:

2015	2016	2017
$10.98-$20.51	$13.60-$25.81	$15.58-$29.42

Selected Precedent Transactions Analysis

Goldman Sachs analyzed certain publicly available information relating to the acquisition transactions listed below announced since May 2008 with a transaction value (on an equity value basis) greater than $500 million and involving target companies in the internet industry. With respect to each of these transactions, Goldman Sachs calculated the implied premium represented by the announced per share transaction price to the closing price of the target company’s common stock on the last trading day before the public announcement of the transaction (or the last undisturbed closing price for the target company’s common stock), and calculated the implied multiple of enterprise value to next twelve month Adjusted EBITDA based on IBES estimates at the time of announcement of the particular transaction. The results of this analysis are listed below:

Date Announced	Acquiror	Target
05-12-2015	Verizon Communications Inc.	AOL Inc.
02-12-2015	Expedia, Inc.	Orbitz Worldwide, Inc.
10-23-2014	Take Private / Siris	Digital River, Inc.
09-30-2014	News Corporation	Move, Inc.
07-28-2014	Zillow, Inc.	Trulia, Inc.
06-13-2014	The Priceline Group Inc.	OpenTable, Inc.
11-08-2012	priceline.com Incorporated	KAYAK Software Corporation
06-16-2011	DG FastChannel, Inc.	MediaMind Technologies Inc.
04-27-2011	CoStar Group, Inc.	LoopNet, Inc.
03-28-2011	eBay Inc.	GSI Commerce, Inc.
05-15-2008	CBS Corporation	CNET Networks, Inc.

Based on their review of the implied premia for the selected transactions and their professional judgment and experience, Goldman Sachs applied illustrative premia ranging from 38.0% to 40.3%, the median to average premium of the selected transactions, to the closing price for Class A Common Stock as of August 14, 2015 to derive illustrative values for the shares of Class A Common Stock and Class B Common Stock ranging from $17.35 to $17.64. Goldman Sachs also applied illustrative next twelve month Adjusted EBITDA multiples ranging from 17.5x to 22.8x, the median to average NTM multiple of the selected transactions, to the Company management’s estimate of next twelve month Adjusted EBITDA reflected in the Management Forecasts to derive illustrative values for the shares of Class A Common Stock and Class B Common Stock of $15.47 to $19.28.

Although none of the selected transactions is directly comparable to the transaction contemplated by the Reorganization Agreement, the target companies in the selected transactions were companies within an industry that, for purposes of analysis, may be considered similar to the industry in which the Company operates.

General

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying the opinion of Goldman Sachs. In arriving at its fairness determinations, Goldman Sachs considered the results of all of the analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Liberty Interactive or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of providing its opinion to the Transaction Committee as to the fairness from a financial point of view to the holders of Shares, as of the date of its opinion, of the Transaction Consideration to be paid to the holders (other than the Liberty-related entities, and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Reorganization Agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Liberty Interactive, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Transaction Consideration payable to holders of Shares was determined through arm’s-length negotiations between the Company and Liberty Interactive and was approved by the Board. Goldman Sachs provided advice to the Transaction Committee during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Transaction Committee or that any specific amount of consideration constituted the only appropriate consideration for the proposed transaction. As described above, Goldman Sachs’ opinion to the Transaction Committee was one of many factors taken into consideration by the Transaction Committee in making its determination to approve the Reorganization Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the delivery of its fairness opinion to the Transaction Committee and is qualified in its entirety by reference to its written opinion attached as Annex A to this Schedule 14D-9.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Liberty Interactive, any of their respective affiliates and third parties, including affiliates of a significant stockholder of Liberty Interactive, or any currency or commodity that may be involved in the Transactions. Goldman Sachs has acted as financial advisor to the Company in connection with, and has participated in certain of the negotiations leading to, the transaction. Goldman Sachs has provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received compensation, including during the two-year period prior to August 16, 2015, and may receive compensation, including having acted as lead left bookrunner with respect to the initial public offering of the Class A Common Stock in November 2013. Goldman Sachs has also provided certain financial advisory and/or underwriting services to the Liberty-related entities and their respective affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received compensation, including during the two-year period prior to August 16, 2015, and may receive compensation, including having acted as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (which we refer to as VTR GlobalCom), and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (which we refer to as Virgin Media Secured Finance) in March 2014; as financial advisor to Liberty Global plc (which we refer to as “Liberty Global”) in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a minority stake in ITV plc; as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of its 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and its 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in September 2014; as joint bookrunner with respect to the public offering of 4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH in December 2014; as joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount $300,000,000) by Discovery Communications LLC in February 2015; as bookrunner with respect to the public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) by a subsidiary of Virgin Media Inc. in March 2015; as bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) by a subsidiary of Virgin Media Inc. in April 2015; as financial advisor to Telenet Group Holding NV (which we refer to as Telenet), in connection with its acquisition of BASE Company NV in April 2015; and as joint global coordinator in connection with a term loan (aggregate principal amount €800 million) made to Telenet in May 2015. Goldman Sachs may also in the future provide financial advisory and/or underwriting services to the Company, the Liberty-related entities and their respective affiliates for which Goldman Sachs’ Investment Banking Division may receive compensation.

The Transaction Committee selected Goldman Sachs as its financial advisor due to its familiarity with the Company, as well as its reputation, capabilities and substantial experience in transactions of this nature. Pursuant to a letter agreement, dated April 27, 2015, the Transaction Committee engaged Goldman Sachs to act as its financial advisor in connection with the exploration of the Company’s strategic alternatives including a possible sale of all or a portion of the Company. Pursuant to the terms of this engagement letter, the Transaction Committee has agreed to pay Goldman Sachs a transaction fee based on the total consideration paid in the Transaction. Based on the closing price of the QVCA Stock as of August 14, 2015, the transaction fee, all of which is contingent upon consummation of the Transactions, is estimated to be approximately $26 million. In addition, the Transaction Committee has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Certain Forecasts

Although the Company has publicly issued limited short-term guidance concerning certain aspects of its expected financial performance (including current quarter and fiscal year expected financial performance) prior to the receipt of a request from Liberty Interactive described below, the Company does not typically provide detailed long-term forecasts or projections of its expected financial performance for extended periods due to, among other reasons, the inherent difficulty of accurately predicting future periods and the likelihood that the underlying assumptions and estimates may prove incorrect.

However, at the request of Liberty Interactive in May 2015, the Company’s management began to prepare long-term financial projections for delivery to Liberty Interactive. On May 10, 2015, at a meeting of the Transaction Committee, the Company’s management presented to the Transaction Committee the Initial Forecasts and discussed with the Transaction Committee the manner in which the Initial Forecasts were prepared and the material assumptions underlying the Initial Forecasts. The Transaction Committee authorized the Company’s management to present the Initial Forecasts (but only for fiscal years 2015 through 2017) to Liberty Interactive. A summary of the Initial Forecasts is included below to give the Company’s stockholders access to certain non-public information that was provided to the Transaction Committee, Liberty Interactive and Goldman Sachs.

(Dollars in Millions)	FY2015	FY2016	FY2017	FY2018	FY2019	FY2020
Revenue	$1,397	$1,737	$2,169	$2,584	$2,994	$3,338
Adj. EBITDA(1)	$70	$149	$219	$278	$344	$400
Unlevered Free Cash Flow(2)	$62	$112	$179	$182	$251	$285

(1)	The Company defines Adj. EBITDA as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense.
(2)	The Company defines Unlevered Free Cash Flow as Adj. EBITDA less taxes, changes in working capital and capital expenditures and stock-based compensation. The Unlevered Free Cash Flow amount for FY2015 in the above table represents the total Unlevered Free Cash Flow for the last nine months of FY2015 (Q2 2015 through Q4 2015) only.

In mid-July 2015, in light of certain factors and risks in the Company’s business, including those discussed at the meeting of the Board on July 8, 2015, and the fact that the Initial Forecasts were aggressive, the Company’s management team prepared updated non-public internal financial projections regarding the Company’s anticipated future operations for the fiscal years 2015 through 2020 (referred to as the “Revised Forecasts” and, together with the Initial Forecasts, the “Forecasts”). The Revised Forecasts, which reflected assumptions consistent with the sensitivity analysis provided to the Board on July 8, 2015, included adjustments to reflect a lower growth rate and EBITDA margin during fiscal years 2016 through 2020 than assumed in the Initial Forecasts. The Revised Forecasts were provided to the Transaction Committee and the Board for purposes of considering and evaluating Liberty Interactive’s acquisition proposal and to Goldman Sachs in connection with the rendering of its opinion to the Transaction Committee and in performing its related financial analyses, as described above under the heading “—Opinion of the Company’s Financial Advisor.” The Revised Forecasts for fiscal years 2015 through 2017 were also provided to Liberty Interactive for purposes of its due diligence investigation of the Company.

The following is a summary of the Revised Forecasts:

(Dollars in Millions)	FY2015		FY2016	FY2017	FY2018	FY2019	FY2020
Revenue	$1,402		$1,735	$2,133	$2,502	$2,806	$3,098
Adj. EBITDA	$70		$138	$201	$259	$310	$356
Unlevered Free Cash Flow	$78	(3)	$99	$164	$163	$216	$250

(3)	The Unlevered Free Cash Flow amount for FY2015 in the above table represents the total Unlevered Free Cash Flow for the last six months of FY2015 (Q3 2015 through Q4 2015) only.

QVC’s management also prepared non-public financial projections regarding QVC’s anticipated future operations for the fiscal years 2015 through 2019 (referred to as the “QVC Forecasts”). The QVC Forecasts were provided to Company management for purposes of considering and evaluating Liberty Interactive’s acquisition proposal and to Goldman Sachs in connection with performing its related financial analyses.

The following is a summary of the QVC Forecasts:

(Dollars in Millions)	FY2015	FY2016	FY2017	FY2018	FY2019
Revenue	$8,846	$9,229	$9,625	$10,057	$10,506
Adj. EBITDA(4)	$1,909	$2,006	$2,114	$2,232	$2,356

(4)	Liberty Interactive defines Adj. EBITDA as earnings (loss) before interest and other income and expense, taxes, depreciation, amortization and stock-based compensation expense.

The Company’s management and QVC’s management also discussed estimates of synergies (which are not included in the Revised Forecasts) that the Surviving Company could potentially realize in each of the four years following consummation of the Transactions. In connection with these discussions, the Company’s management approved the application of probability weighting to these estimates of synergies and the use of these estimates by Goldman Sachs in its financial analysis. These estimates are referred to as the “Synergies” under the heading “—Opinion of the Company’s Financial Advisor” and are summarized in the following table:

(Dollars in Millions)	FY2016	FY2017	FY2018	FY2019
Probability Weighted Revenue Synergies (6)	$268	$723	$743	$743
Total Adjusted EBITDA Synergies (7)	$87	$193	$199	$200

(6)	Probability Weighted Revenue Synergies is calculated based on potential revenue synergies, multiplied by a probability factor for the complexity and a second probability factor for the confidence in achievement.
(7)	Total Adjusted EBITDA Synergies is calculated based on the expected Adj. EBITDA effect of probability-weighted revenue synergies (based on QVC’s forecasted Adj. EBITDA margin) plus the Adj. EBITDA effect of cost savings, less one-time costs to achieve and retain such synergies.

The financial measures used in the Forecasts, the QVC Forecasts and the Synergies are non-GAAP financial measures. The Company’s management included such measures in the Forecasts and the Synergies because management believed that such measures may be useful in evaluating, on a prospective basis, the Company’s and the Surviving Company’s potential operating performance and cash flow. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

Additional Information Concerning the Forecasts, the QVC Forecasts and Estimated Synergies

The summary of the Forecasts, the QVC Forecasts and the Synergies is included in this Schedule 14D-9 solely to give the Company’s stockholders access to information that was made available to the Transaction Committee, the Board and Goldman Sachs and, with respect the Forecasts and Synergies, Liberty Interactive, and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that the Transaction Committee, the Board, its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results, and should not be relied upon as such. The Forecasts, the QVC Forecasts and Synergies were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP.

The Company’s independent registered public accounting firm did not compile, examine or perform any procedures with respect to the Forecasts or the Synergies, and has not expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for the information contained in the Forecasts or the Synergies. The Deloitte & Touche LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts or the Synergies and should not be read to do so.

The assumptions and estimates underlying the Forecasts, the QVC Forecasts and the Synergies, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the Forecasts, the QVC Forecasts or the Synergies will be realized, or that the underlying assumptions were correct. Actual results likely will differ, and may differ materially, from those reflected in the Forecasts, the QVC Forecasts and the Synergies, whether or not the Offer and the Mergers are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, the QVC Forecasts and the Synergies, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the Forecasts, the QVC Forecasts and the Synergies cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Forecasts, the QVC Forecasts and the Synergies not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended March 29, 2015 and its Quarterly Report on Form 10-Q for the quarter ended June 28, 2015, and described under the section below entitled “Forward-Looking Statements.” The Forecasts, the QVC Forecasts and the Synergies also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business or Liberty Interactive’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Forecasts, the QVC Forecasts or the Synergies were prepared. The information set forth in the Forecasts, the QVC Forecasts and the Synergies is not fact and should not be relied upon as being necessarily indicative of actual future results.

No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the Forecasts, the QVC Forecasts or the Synergies set forth above. The Forecasts, the QVC Forecasts and the Synergies summarized in this section were prepared prior to the execution of the Reorganization Agreement and have not been updated to reflect any changes after the date they were prepared. The Company has made no representation to Liberty Interactive or its affiliates in the Reorganization Agreement or otherwise, concerning the Forecasts or the Synergies. Readers of this document are cautioned not to rely on the Forecasts, the QVC Forecasts or the Synergies. The Company does not intend to update or otherwise revise the Forecasts or the Synergies, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the consummation of the Offer and the Mergers. Further, the Forecasts, the QVC Forecasts and the Synergies do not take into account the effect of any failure of the consummation of the Offer or the Mergers to occur.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, the QVC Forecasts and the Synergies, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts, the QVC Forecasts or the Synergies.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all Shares held of record by such person and over which he or she has dispositive power except that, in the event of an Adverse Recommendation Change (as defined in the Reorganization Agreement), the Founders will, only be obligated to tender Shares owned by them that in the aggregate represent 34.99% of the outstanding voting power of the Company (assuming the conversion of all tendered shares of Class B Common Stock into shares of Class A Common Stock upon acceptance of such tender by Purchaser).

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Transaction Committee retained Goldman Sachs as its financial advisor in connection with the Transactions and, in connection with such engagement, Goldman Sachs provided to the Transaction Committee Goldman Sachs’ opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” which is filed as Annex A hereto and are incorporated herein by reference. The Transaction Committee selected Goldman Sachs as its financial advisor due to its familiarity with the Company, as well as its reputation, capabilities and substantial experience in transactions of this nature.

In connection with Goldman Sachs’ services as the Company’s financial advisor, the Transaction Committee has agreed to pay Goldman Sachs a transaction fee based on the total consideration paid in the Transactions. Based on the closing price of the QVCA Stock as of August 14, 2015, the transaction fee, all of which is contingent upon consummation of the Transactions, is estimated to be approximately $26 million. In addition, the Transaction Committee has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Item 6.	Interests in Securities of the Subject Company

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price Per Share	Nature of Transaction
Lake Tana LLC	8-28-15	1,100,000	n/a	Transfer to Mr. Vadon for tax planning purposes.
Lake Tana LLC	8-28-15	1,100,000	n/a	Transfer to Vadon Zawadi Grantor Retained Annuity Trust for tax planning purposes.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

The information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Transactions” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the First Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights for the “fair value” of such Shares in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any Company stockholders desiring to assert appraisal rights must comply precisely with the strict procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IF ANY, OR PRESERVE THEIR RIGHTS TO DO SO, IF AVAILABLE, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THIS TRANSACTION. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders with respect to the availability of appraisal rights in connection with the First Merger under Section 262.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Reorganization Agreement.

Under the DGCL, if the Offer is successful and the First Merger is consummated, holders of Shares immediately prior to the Effective Time, other than Liberty, Purchaser, Merger Sub 2 or the Company, who: (i) did not validly tender such Shares in the Offer (or otherwise waive appraisal rights); (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the First Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to strict compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight (one minute after 11:59 p.m.), Eastern Time, on September 29, 2015, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Reorganization Agreement and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was September 1, 2015). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If you fail to comply with these conditions, you will lose any appraisal rights with respect to your Shares that may be available and, when the First Merger is consummated, you will receive payment for your Shares as provided for in the Reorganization Agreement. Only a holder of record of Shares, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert any appraisal rights for the Shares registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record of the Company, fully and correctly, as such stockholder’s name appears on the stockholder’s stock certificates, if any, or on the books and records of the Company, and must state that such person intends thereby to demand appraisal of their Shares in connection with the First Merger. The demand for appraisal cannot be made by the beneficial owner of the Shares if he or she is not also the record holder for such Shares. In the event that the beneficial owner of the Shares does not also hold those Shares of record, the beneficial owner must have the record owner, such as a bank, broker, or other nominee, submit the required demand for appraisal in respect of those Shares in order for such demand to be valid. IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKERAGE FIRM, FIDUCIARY (SUCH AS A TRUSTEE,

GUARDIAN OR CUSTODIAN) OR OTHER NOMINEE AND YOU WISH TO DEMAND APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY THE NOMINEE. The address for delivery of demand for appraisal is:

zulily, inc.

2601 Elliott Ave., Suite 200

Seattle, WA 98121

Attention: General Counsel

If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. A person having a beneficial interest in the Shares held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depositary nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as the holder of record. A stockholder of record who holds Shares as nominee for a beneficial owner may exercise appraisal rights with respect to the securities held for one or more beneficial owners while not exercising such rights for other beneficial owners. In addition, any stockholder of record who holds Shares for her, his or its own account or for one beneficial owner, may demand appraisal for less than all of such Shares. In each case, the written demand must set forth the number of Shares as to which demand for appraisal is made. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record owner.

Within 10 days after the Effective Time, the Company will give notice of the date that the First Merger has become effective to each of the stockholders who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and accept payment for such stockholder’s Shares as provided for in the Reorganization Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. After this 60-day period, a dissenting stockholder may withdraw the stockholder’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price.

If Company stockholders intend to seek to assert appraisal rights in connection with First Merger with respect to the Shares they hold of record, then within 120 days after the Effective Time, but not thereafter, the Company (or any successor thereto) or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery, with a copy served on the Company (or any successor thereto) in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by the stockholders, if any, who are entitled to appraisal rights. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to the Shares beneficially owned by such person and as to which appraisal rights have been properly perfected. Company stockholders seeking to assert and exercise appraisal rights should not assume that the Company (or any successor thereto) will file a petition with respect to the appraisal of the value of her, his or its Shares or that the Company will initiate any negotiations with respect to the “fair value” of such Shares. Neither the Company (nor any successor thereto) is under any obligation to, and has no present intention to, file a petition with respect to the appraisal of the Shares that are entitled to appraisal rights. Accordingly, it is the obligation of each stockholder who has complied with the requirements of Section 262 to initiate all necessary action to perfect such stockholder’s appraisal rights within the time periods prescribed by Section 262. The failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company, as the surviving entity in the First Merger (or any successor thereto), a statement setting forth the aggregate number of Shares not validly tendered in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares. Such written statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later. A beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s name, request from the Company the statement described in the foregoing.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving corporation in the First Merger, the Company (or any successor thereto) will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all the stockholders who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). After notice to the stockholders by the Register in Chancery, as required under Section 262, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders shown on the duly verified list at the address therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders submit their share certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., decided February 1, 1983, the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders in the Offer and the First Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Company common stock is less than the consideration to be received by stockholders pursuant to the Offer or First Merger.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders entitled thereto, upon the surrender to the Company by such dissenting stockholders of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, sets a different interest rate for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as such discount rate is established from time to time during the period between the Effective Time and the date of payment of the judgment. The cost of the appraisal proceeding (which includes attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder seeking appraisal bears her, his or its attorney’s and expert witness expenses. Dissenting stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court of Chancery will be dismissed as to any dissenting stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive the payment of dividends or other distributions in respect of those Shares (other than those payable to stockholders of record as of a date prior to the Effective Time).

Any stockholder who demands appraisal of her, his or its Shares under Section 262 and who fails to perfect or effectively withdraws, waives or loses the right to appraisal shall have such Shares deemed to have been converted into the right to receive the Offer Price as of the Effective Time.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

Delaware Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66  2⁄3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Reorganization Agreement and the transactions contemplated thereby (including the Offer and the Mergers) with the specific intent of rendering inapplicable thereto the restrictions on business combinations and voting requirements contained in Section 203 and any other state takeover law that may purport to be applicable, which causes such acts and transactions to not be subject to the restrictions of Section 203.

Washington Anti-Takeover Statue

Section 23B.19.040 of the Revised Code of Washington (“Section 23B.19”) generally prohibits a target corporation from engaging in specified “significant business transactions” (defined to include mergers and certain other actions) with an “acquiring person” (defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation) for a period of five years after the date of the transaction in which the person became an acquiring person, unless (i) the significant business transaction or the acquiring person’s purchase of shares was approved by a majority of the members of the target corporation’s board of directors prior to the acquiring person’s share acquisition or (ii) the significant business transaction was both approved by the majority of the members of the target corporation’s board and authorized at a shareholder meeting by at least two-thirds of the outstanding voting shares (excluding the acquiring person’s shares or shares over which the acquiring person has voting control) at or subsequent to the acquiring person’s share acquisition.

After the five-year period, a significant business transaction may occur, as long as it complies with fair price provisions specified in Section 23B.19 or is approved at a meeting of shareholders by a majority of the votes entitled to be counted within each voting group entitled to vote separately on the transaction, not counting the votes of shares as to which the acquiring person has beneficial ownership or voting control.

The Board has approved the Reorganization Agreement and the transactions contemplated thereby (including the Offer and the Mergers) with the specific intent of rendering inapplicable thereto the restrictions on business combinations and voting requirements contained in Section 23B.19 and any other state takeover law that may purport to be applicable, which causes the transaction to not be subject to such restrictions and voting requirements.

Other than as set forth above, the Company is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Mergers and has not attempted to comply with any state takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state takeover law to the Offer or the Mergers or other business combination between Liberty Interactive or any of its affiliates and the Company, each of Liberty Interactive and the Company will take such action as then appears desirable to cause such state takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Mergers and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Mergers, Liberty Interactive might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Liberty Interactive might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Mergers. In such case, Liberty Interactive may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 30-day waiting period following the filing by Liberty Interactive of its Premerger Notification and Report Form with respect to the Offer, unless Liberty Interactive receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information or documentary material concerning the Offer, the waiting period will be extended through the 30th day after the date of substantial compliance by Liberty Interactive. Complying with a Request For Additional Information and Documentary Material may take a significant amount of time. At any time before or after Liberty Interactive’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Liberty Interactive or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties (including individual States of the United States) may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of Liberty Interactive and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On August 31, 2015, Liberty Interactive and the Company filed the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer.

Certain Litigation

On August 27, 2015, Harry Jackson, a purported stockholder of the Company, filed a putative class action complaint (the “Jackson Complaint”) in the Court of Chancery of the State of Delaware against the Company, members of the Board, Purchaser and Merger Sub 2. The Jackson Complaint alleges that: (i) the members of the Board breached their fiduciary duties to the Company stockholders in connection with the Transactions and (ii) Liberty Interactive, Purchaser and Merger Sub 2 aided and abetted such breaches of fiduciary duties. The suit seeks, among other things: (i) declaration as a class action; (ii) an order enjoining the Transactions; (iii) rescission of the Reorganization Agreement, or any terms thereof, to the extent already implemented or granting of rescissory damages; and (iv) an award of the costs and disbursements of the action, including reasonable attorneys’ and experts’ fees. The Company believes the allegations are without merit. The foregoing summary is qualified in its entirety by reference to the Jackson Complaint, a copy of which is filed as Exhibit (a)(5)(B) to this Schedule 14D-9.

Stockholder Approval of the First Merger Not Required

Because the First Merger will be effected under Section 251(h) of the DGCL, no vote or consent of the Company’s stockholders will be necessary to effect the First Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2014, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2015 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2015.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein include forward-looking statements. All statements contained in this Schedule 14D-9 other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “seek,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section contained in our Annual Report on Form 10-K for the fiscal year ended December 28, 2014, as filed with the SEC on February 24, 2015, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 29, 2015, as filed with the SEC on May 6, 2015, and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 28, 2015, as filed with the SEC on August 6, 2015, as well as, among other things the ability to obtain requisite regulatory approvals to complete the proposed transactions with Liberty Interactive, Purchaser and Merger Sub 2; the satisfaction of the conditions to the consummation of the proposed transactions; the timing of the completion of the proposed transactions; the potential impact of the announcement or consummation of the proposed transactions on our relationships, including with employees, suppliers and customers; and the possibility of litigation, including related to the proposed transactions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this Schedule 14D-9 may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements.

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Prospectus/Offer to Exchange dated September [1], 2015 (incorporated by reference to the Form S-4 filed by Liberty Interactive Corporation with the Securities and Exchange Commission on September 1, 2015 (the “Form S-4”)).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the Form S-4).

(a)(1)(C)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.2 to the Form S-4).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the Form S-4).

(a)(1)(E)	Joint Press Release issued by Liberty Interactive and the Company dated August 17, 2015 (incorporated by reference to Exhibit 99.2 to Company’s Current Report on Form 8-K filed August 17, 2015).

(a)(1)(F)	Summary Advertisement as published in the New York Times on September 1, 2015 (incorporated by reference to Exhibit 99.4 to the Form S-4).

(a)(5)(A)	Opinion of Goldman, Sachs & Co. dated August 16, 2015 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(a)(5)(B)	Complaint filed by Harry Jackson in the Delaware Court of Chancery, filed August 27, 2015 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO of Mocha Merger Sub, Inc., filed by Liberty Interactive Corporation and Mocha Merger Sub, Inc. with the Securities and Exchange Commission on September 1, 2015 (the “Schedule TO”)).

(e)(1)	Agreement and Plan of Reorganization, dated as of August 16, 2015, by and among the Company, Liberty Interactive, Purchaser and Merger Sub 2 (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed August 17, 2015).

(e)(2)	Confidentiality Agreement, dated as of April 26, 2015, by and between the Company and Liberty Interactive (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(3)	Exclusivity Agreement, dated August 10, 2015, by and between Liberty Interactive and the Company (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

(e)(4)	Tender and Support Agreement, dated as of August 16, 2015, by and among, inter alia, Darrell Cavens, Mark Vadon, Liberty Interactive and the Company (incorporated by reference to Exhibit 99.1 to Company’s Current Report on Form 8-K filed August 17, 2015).

(e)(5)	Lock-Up Agreement, dated as of August 16, 2015 between Liberty Interactive and Darrell Cavens (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

(e)(6)	Lock-Up & Non-Competition Agreement, dated as of August 16, 2015 between Liberty Interactive and Mark Vadon, Vadon Holdings, LLC, Lake Tana LLC (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

(e)(7)	Executive Employment Agreement, dated August 16, 2015 by and between Merger Sub 2 and Darrell Cavens (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

(e)(8)	Executive Employment Agreement, dated August 16, 2015 by and between Merger Sub 2 and Robert Spieth (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

(e)(9)	Executive Employment Agreement, dated August 16, 2015 by and between Merger Sub 2 and Lori Twomey (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 1, 2015

zulily, inc.

By:	/s/ Darrell Cavens
Name:	Darrell Cavens
Title:	President and Chief Executive Officer

ANNEX A

OPINION OF GOLDMAN, SACHS & CO.

[Letterhead of Goldman, Sachs & Co.]

PERSONAL AND CONFIDENTIAL

August 16, 2015

The Transactions Committee of the Board of Directors

zulily, inc.

2601 Elliott Avenue, Suite 200

Seattle, Washington 98121

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than the Liberty Related Entities (as defined below) and their respective affiliates) of the outstanding shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), and Class B common stock, par value $0.0001 per share (the “Class B Common Stock” and together with the Class A Common Stock, the “Shares”), of zulily, inc. (the “Company”) of the Consideration (as defined below) to be paid to such holders, taken in the aggregate, pursuant to the Agreement and Plan of Reorganization, dated as of August 16, 2015 (the “Agreement”), by and among Liberty Interactive Corporation (“Liberty Interactive”), the Company, Ziggy Merger Sub, LLC, a wholly owned subsidiary of Liberty Interactive (“Acquisition Sub”), and Mocha Merger Sub, Inc., a wholly owned subsidiary of Acquisition Sub (“Purchaser”). The Agreement provides for an exchange offer for all of the Shares (the “Exchange Offer”) pursuant to which Purchaser will exchange $9.375 in cash (the “Cash Consideration”) and 0.3098 shares of Series A QVC Group Common Stock, par value $0.01 per share (the “Series A QVC Group Common Stock”), of Liberty Interactive (the “Stock Consideration”; together with the Cash Consideration, the “Consideration”) for each Share accepted. The Agreement further provides that, following completion of the Exchange Offer, Purchaser will merge with and into the Company (the “First Merger”), each outstanding Share (other than Shares already owned by Liberty Interactive, the Purchaser, Acquisition Sub or the Company and Shares held by a holder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the General Corporation Law of the State of Delaware) will be converted into the Consideration and immediately thereafter, the Company, as the surviving entity in the First Merger, will merge with and into Acquisition Sub. The Agreement provides that the Consideration is subject to adjustments pursuant to Section 2.1(d) of the Agreement, as to which adjustments we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, Liberty Interactive, any of their respective affiliates and third parties, including affiliates of a significant shareholder of Liberty Interactive (together with Liberty Interactive, the “Liberty Related Entities”), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”). We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, all of which are contingent upon consummation of the Transaction, and the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We

The Transactions Committee of the Board of Directors

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August 16, 2015

have provided certain financial advisory and/or underwriting services to the Company and/or its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as lead left bookrunner with respect to the initial public offering of the Class A Common Stock in November 2013. We also have provided certain financial advisory and/or underwriting services to the Liberty Related Entities and their respective affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint bookrunner with respect to the refinancing of indebtedness of VTR GlobalCom Spa (“VTR GlobalCom”) and certain of its affiliates and the related public offering of 6.875% Senior Secured Notes due 2024 (aggregate principal amount $1,400,000,000) by VTR Finance B.V. in January 2014; as joint bookrunner with respect to the public offering of 5.500% Senior Secured Notes due 2025 (aggregate principal amount $425,000,000), 5.500% Senior Secured Notes due 2025 (aggregate principal amount £430,000,000) and 6.250% Senior Secured Notes due 2029 (aggregate principal amount £225,000,000) by Virgin Media Secured Finance PLC (“Virgin Media Secured Finance”) in March 2014; as financial advisor to Liberty Global plc (“Liberty Global”) in its acquisition of certain outstanding shares of VTR GlobalCom and VTR Wireless SpA in March 2014; as sole bookrunner with respect to the public offering of 6.250% Senior Secured Notes due 2029 (aggregate principal amount £175,000,000) by Virgin Media Secured Finance in April 2014; as financial advisor to Liberty Global in its acquisition of a minority stake in ITV plc; as financial advisor to Liberty Global with respect to a redemption of certain Senior Secured Notes due 2019 and the public offering of its 6.375% Senior Secured Notes due 2024 (aggregate principal amount £300,000,000) and its 6.000% Senior Secured Notes due 2024 (aggregate principal amount $500,000,000) in September 2014; as joint bookrunner with respect to the public offering of 4.000% Senior Secured Notes due 2025 (aggregate principal amount £1,000,000,000) and 5.000% Senior Secured Notes due 2025 (aggregate principal amount $550,000,000) by Unitymedia Hessen GmbH & Co. KG and Unitymedia NRW GmbH in December 2014; as joint bookrunner with respect to the public offering of 3.45% Senior Notes due 2025 (aggregate principal amount $300,000,000) by Discovery Communications LLC in February 2015; as bookrunner with respect to the public offering of 5.25% Senior Secured Notes due 2026 (aggregate principal amount $500,000,000) and 4.875% Senior Secured Notes due 2027 (aggregate principal amount £525,000,000) by a subsidiary of Virgin Media Inc. in March 2015; as bookrunner with respect to the public offering of 5.250% Senior Secured Notes due 2026 (aggregate principal amount of $500,000,000) by a subsidiary of Virgin Media Inc. in April 2015; as financial advisor to Telenet Group Holding NV (“Telenet”) in connection with its acquisition of BASE Company NV in April 2015; and as joint global coordinator in connection with a term loan (aggregate principal amount €800 million) made to Telenet in May 2015. We may also in the future provide financial advisory and/or underwriting services to the Company, the Liberty Related Entities and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the two fiscal years ended December 28, 2014; annual reports to stockholders and Annual Reports on Form 10-K of Liberty Interactive for the four years ended December 31, 2014; annual report to stockholders and Annual Report on Form 10-K of Liberty Media Corporation for the one year ended December 31, 2010; the Company’s Registration Statement on Form S-1, including the prospectus contained therein dated November 14, 2013, relating to Company’s initial public offering; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Liberty Interactive; certain other communications from the Company and Liberty Interactive to their respective stockholders; certain publicly available research analyst reports for the Company and Liberty Interactive; certain internal financial analyses and forecasts for the Company prepared by its management and for Liberty Interactive prepared by its management, in each case, as approved for our use by the Company (the “Forecasts”); and certain operating synergies projected by the managements of the Company and Liberty Interactive to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and Liberty Interactive regarding their assessment of the

The Transactions Committee of the Board of Directors

zulily, inc.

August 16, 2015

strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of Liberty Interactive and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Class A Common Stock and Series A QVC Group Common Stock; compared certain financial and stock market information for the Company and Liberty Interactive with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the internet industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, and the Synergies have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or Liberty Interactive or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Liberty Interactive or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than the Liberty Related Entities and their respective affiliates) of Shares, as of the date hereof, of the Consideration to be paid to such holders, taken in the aggregate, pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including the allocation of the consideration payable pursuant to the Agreement, including among the holders of Class A Common Stock and Class B Common Stock, or the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Consideration to be paid to the holders (other than the Liberty Related Entities and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Series A QVC Group Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or Liberty Interactive or the ability of the Company or Liberty Interactive to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Transactions Committee of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such

The Transactions Committee of the Board of Directors

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August 16, 2015

Shares in connection with the Exchange Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be paid to the holders (other than the Liberty Related Entities and their respective affiliates) of Shares, taken in the aggregate, pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262 Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in
§ 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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